UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August  3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A.

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2013

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (Note 19)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of December 31, 2013 and 2012, respectively.

Edenor S.A.

Consolidated Statement of Financial Position

as of December 31, 2013 and 2012

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12
ASSETS

Non-current assets
Property, plant and equipment	10	5,189,307	4,344,599
Intangible assets	11	-	845,848
Interest in joint ventures	7	427	422
Trade receivables	14	-	2,042
Other receivables	13	199,395	195,018
Total non-current assets		5,389,129	5,387,929

Current assets
Assets under construction	18	-	84,466
Inventories	16	83,853	85,002
Trade receivables	14	803,095	889,383
Other receivables	13	522,112	127,226
Financial assets at fair value through profit or loss	15	216,434	3,415
Cash and cash equivalents	17	243,473	71,108
Total current assets		1,868,967	1,260,600
Assets of disposal group classified as held for sale	37	-	223,398
TOTAL ASSETS		7,258,096	6,871,927

Edenor S.A.

Consolidated Statement of Financial Position

as of December 31, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Nota	12.31.13	12.31.12
Capital and reserves attributable to the owners
Share capital	19	897,043	897,043
Adjustment to share capital	19	397,716	397,716
Additional paid-in capital	19	3,452	3,452
Treasury stock	19	9,412	9,412
Adjustment to treasury stock	19	10,347	10,347
Other comprehensive loss		(28,277)	(14,659)
Retained earnings/Accumulated deficit		(113,391)	(885,130)
Equity attributable to the owners		1,176,302	418,181
Non-controlling interests		-	71,107
TOTAL EQUITY		1,176,302	489,288

LIABILITIES
Non-current liabilities
Trade payables	21	220,796	155,313
Deferred revenue	23	33,666	264,427
Other payables	22	944,718	1,894,772
Borrowings	24	1,309,949	1,350,700
Salaries and social security taxes payable	25	25,959	17,460
Benefit plans	26	102,691	97,436
Provisions	30	83,121	80,019
Tax liabilities	28	4,406	9,971
Deferred tax liability	27	73,427	230,411
Total non-current liabilities		2,798,733	4,100,509
Current liabilities
Trade payables	21	2,481,308	1,208,656
Borrowings	24	40,583	103,143
Salaries and social security taxes payable	25	420,857	383,642
Benefit plans	26	-	14,968
Tax liabilities	28	182,469	253,574
Other payables	22	147,177	150,387
Provisions	30	10,667	10,493
Total current liabilities		3,283,061	2,124,863
Liabilities of disposal group classified as held for sale	37	-	157,267
TOTAL LIABILITIES		6,081,794	6,382,639
TOTAL LIABILITIES AND EQUITY		7,258,096	6,871,927

The accompanying notes are an integral part of the Consolidated Financial Statements.

Edenor S.A.

Consolidated Statement of Comprehensive Income (Loss)

for the years ended December 31, 2013 and 2012

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12
Continuing operations
Revenue from sales	31	3,440,691	2,976,182
Electric power purchases		(2,050,295)	(1,740,231)
Subtotal		1,390,396	1,235,951
Transmission and distribution expenses	32	(2,055,285)	(1,344,116)
Gross loss		(664,889)	(108,165)

Selling expenses	32	(548,256)	(352,938)
Administrative expenses	32	(324,768)	(249,395)
Other operating income	33	61,580	32,263
Other operating expense	33	(142,777)	(150,211)
Gain from interest in joint ventures		5	3
Revenue from customers contributions excempt from devolution		700	-
Operating loss before Resolution SE 250/13 and SE Note 6852/13		(1,618,405)	(828,443)
Higher costs recognition - Resolution SE 250/13 and SE Note 6852/13	2.c.III	2,933,052	-
Operating profit (loss)		1,314,647	(828,443)

Financial income	34	287,068	75,505
Financial expenses	34	(504,854)	(225,976)
Other financial expense	34	(273,110)	(168,106)
Net financial expense		(490,896)	(318,577)
Profit (Loss) before taxes		823,751	(1,147,020)

Income tax	27	44,116	116,717
Profit (Loss) for the year from continuing operations		867,867	(1,030,303)

Discontinued operations		(95,108)	16,887
Profit (Loss) for the year		772,759	(1,013,416)

Profit (Loss) for the year attributable to:
Owners of the parent		771,739	(1,016,470)
Non-controlling interests		1,020	3,054
Profit (Loss) for the year		772,759	(1,013,416)

Profit (Loss) for the year attributable to the owners of the parent:
Continuing operations		867,867	(1,030,303)
Discontinued operations		(96,128)	13,833
		771,739	(1,016,470)

Edenor S.A.

Consolidated Statement of Comprehensive Income (Loss)

for the years ended December 31, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Nota	12.31.13	12.31.12
Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	26	(20,951)	7,937
Tax effect of actuarial income (losses) on benefit plans	27	7,333	(2,778)
Total other comprehensive loss from discontinued operations		-	(2,104)
Total other comprehensive (losses) income		(13,618)	3,055

Comprehensive income for the year attributable to:
Owners of the parent		758,121	(1,013,204)
Non-controlling interests		1,020	2,843
Comprehensive income for the year		759,141	(1,010,361)

Comprehensive income for the year attributable to owner of the parent
Continuing operations		757,101	(1,025,145)
Discontinued operations		1,020	11,941
		758,121	(1,013,204)

Basic and diluted earnings (loss) per share attributable to the owners of the parent:
Basic and diluted earnings (loss) per share from continuing operations	35	1.00	(1.15)
Basic and diluted (loss) earnings per share from discontinued operations	35	(0.11)	0.02

The accompanying notes are an integral part of the Consolidated Financial Statements.

Edenor S.A.

Consolidated Statement of Changes in Equity

for the years ended December 31, 2013 and 2012

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Legal reserve	Other comprehensive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at January 1, 2012	897,043	986,142	9,412	10,347	21,769	64,008	(17,925)	(539,411)	1,431,385	415,801	1,847,186

Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(365,499)	(365,499)
Distribution of dividends - Aeseba S.A.	-	-	-	-	-	-	-	-	-	(5,811)	(5,811)
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012 (Note 19)	-	(588,426)	-	-	(18,317)	(64,008)		670,751	-	-	-
Increase of non-controlling interest of discontinued operations										23,773	23,773
(Loss) gain for the year	-	-	-	-	-	-	-	(1,016,470)	(1,016,470)	3,054	(1,013,416)
Other comprehensive income for the year	-	-	-	-	-	-	3,266	-	3,266	(211)	3,055
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	-	(14,659)	(885,130)	418,181	71,107	489,288

Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013 (Note 19)	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	-	502,160	-	-	-
Reversion of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013 (Note 19)	89,704	397,716	941	10,347	3,452	-	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(72,127)	(72,127)
Gain for the year	-	-	-	-	-	-	-	771,739	771,739	1,020	772,759
Other comprehensive loss for the year	-	-	-	-	-	-	(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	-	(28,277)	(113,391)	1,176,302	-	1,176,302

The accompanying notes are an integral part of the Consolidated Financial Statements.

Edenor S.A.

Consolidated Statement of Cash Flows

for the years ended December 31, 2013 and 2012

(Stated in thousands of pesos)

	Note	12.31.13	12.31.12
Cash flows from operating activities
Profit (Loss) for the year		772,759	(1,013,416)
Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	10	212,148	192,554
Loss on disposals of property, plant and equipment	33	1,230	1,849
Loss on interest in joint ventures		(5)	(3)
Net gain from the repurchase of Corporate Notes	34	(88,879)	-
Accrued interest, net of interest capitalized	34	196,626	182,605
Exchange differences	34	365,759	192,879
Income tax	27	(44,116)	(116,717)
Allowance for the impairment of trade and other receivables, net of recovery	32 y 33	33,699	54,415
Provision for contingencies	33	36,033	24,780
Adjustment to present value of other receivables	34	(2,378)	2,196
Changes in fair value of financial assets	34	(16,097)	(39,053)
Accrual of benefit plans	26	22,540	20,364
Higher costs recognition - Resolution SE 250/13 and Note SE 6852/13	2.c.III	(2,933,052)	-
Discontinued operations	37	168,628	287,788
Changes in operating assets and liabilities:
Net increase in trade receivables		(48,471)	(306,043)
Net increase in other receivables		(111,942)	(15,300)
Increase in inventories		(42,692)	(18,297)
Decrease in trade payables		1,212,727	207,684
Increase in salaries and social security taxes payable		95,319	88,759
Decrease in benefit plans		(7,904)	(3,989)
(Decrease) / Increase in tax liabilities		(44,888)	43,380
(Decrease) / Increase in deferred revenue		(700)	16,908
Increase in other payables		262,007	40,868
Net decrease in provisions		(25,299)	(12,050)
Funds obtained from the program for the rational use of electric power (PUREE) (Res SE No. 1037/07)		491,947	410,674
Subtotal before CAMMESA financing		504,999	242,835
Net increase for funds obtained - CAMMESA financing		1,079,210	295,714
Net cash flows provided by operating activities		1,584,209	538,549

Edenor S.A.

Consolidated Statement of Cash Flows

for the years ended December 31, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Nota	12.31.13	12.31.12
Cash flows from investing activities
Net (payment for) collection of purchase / sale of financial assets at fair value		(97,399)	37,770
Acquisitions of property, plant and equipment	10	(1,039,919)	(537,903)
Loans granted		-	(536)
Collection of financial receivable with related companies		2,051	142,372
Collection of receivables from sale of subsidiaries - SIESA		2,940	-
Discontinued operations	37	(124,246)	(232,131)
Net cash flows used in investing activities		(1,256,573)	(590,428)

Cash flows from financing activities
Loans taken	24	-	751
Payment of principal and interest on loans	24	(202,511)	(165,373)
Discontinued operations	37	25,388	136,786
Net cash flows used in financing activities		(177,123)	(27,836)

Net increase / (decrease) in cash and cash equivalents		150,513	(79,715)

Cash and cash equivalents at beginning of year in the statement of financial position	17	71,108	130,509
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	37	11,154	28,305
Exchange differences in cash and cash equivalents		10,698	3,163
Net increase / (decrease) in cash and cash equivalents		150,513	(79,715)
Cash and cash equivalents at year end	17	243,473	82,262

Cash and cash equivalents at year end in the statement of financial position	17	243,473	71,108
Cash and cash equivalents at year end included in assets of disposal group classified as held for sale	37	-	11,154
Cash and cash equivalents at year end		243,473	82,262

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment		(3,463)	(6,405)

Decrease in PUREE - related liability (Res. SE 250/13 and Note SE 6852/13)	2.c.III	(1,661,105)	-

Decrease in CAMMESA - payables for purchase of electricity (Res. SE 250/13 and Note SE 6852/13)	2.c.III	(1,152,266)	-

Increase in financial assets at fair value from subsidiary sale	37	(334,340)	-

Decrease in financial assets at fair value from repurchase of Corporate Notes	24	165,085	-

Increase of benefit plans from actuarial losses exposed in other integral results	26	20,951	(7,937)

Decrease of other receivables for collection of corporate notes with related companies	24 and 37	52,840	-

Net increase of trade receivables from assets of disposal group classified as held for sale	37	(44,627)	-

Acquisitions of property, plant and equipment through increased debt FOTAE	41	(48,960)	-

The accompanying notes are an integral part of the Consolidated Financial Statements.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award and transfer of the contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the fiscal years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining tariff increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led the Company to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013 that occurred in the current fiscal year through Resolution 250/13, the Company turned its accumulated deficit as of March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine tariff increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires (so much so that the Company’s operating and net results for the year being reported were also negative prior to applying SE Resolution 250/13), but also does not allow for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed to mitigate the negative effects of this situation on its financial structure, such as: (i) reducing specified costs, including the reduction of top management fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Additionally, the Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of distribution service, maintenance the level of investments and compliance with the increased demand. In this context, the ENRE has issued Resolution 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the Energy Secretariat has issued the previously described Resolution 250/13, pursuant to which the higher costs were partially recognized. However, such revenue is insufficient to make up the aforementioned deficit.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012,  an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis.

                Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to the Company demanding payment of such debt, which have been duly replied by the Company.

In this framework, and considering both the above-described situation and the negative equity reported in the Company’s Financial Statements for the interim period ended March 31, 2013, during the year the Energy Secretariat (“SE”) issued Resolution 250/13, and SE Note 6852/13, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which the Company is entitled, for the period May 2007 through September 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA as detailed in Note 2.c).

In this manner, the Energy Secretariat, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that the Company tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the Energy Secretariat through Resolution 250/13, led the Company to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action (Note 9.i).

Consequently, as described in Note 2.c), these financial statements include the effects of such regulations, which resulted mainly in the Company recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

Although the effects of these regulations are a significant step towards the recovery of the Company’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated by the electricity tariff schedules in effect, even after applying SE Resolution 250/13 and SE Note 6852/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of the described offsetting mechanism is to be authorized by the Energy Secretariat.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

In spite of the above-mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity tariff review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous financial year in this regard continued during the year being reported, thus if in fiscal year 2014: (i) the new electricity tariff schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by Resolution 250/13 and SE Note 6852/13, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the Energy Secretariat has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) and the assignment of secured receivables with CAMMESA. Therefore, if any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity tariff increases, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year.

Nevertheless, these consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

a.                  General

The Company is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the National Regulatory Authority for the Distribution of Electricity (ENRE).

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity tariff schedule resulting from the RTI, the Company, the Company shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

b.                  Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of EDENOR S.A., currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

On July 7, 2007 the Official Gazette published Resolution 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Review of the Company Tariff Structure (RTI) goes into effect, which has not yet occurred. Its original maturity would have taken place on August 31, 2007.

In accordance with the provisions of Resolution 467/07 of the ENRE, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Wholesale Electricity Market (MEM), thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain criteria into account.

It is worth mentioning that both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2015 by Law No. 26,896.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

c.                   Electricity tariff situation

          I.         Adjustment Agreement entered into between Edenor  and the Federal Government

On September 21, 2005, Edenor S.A. signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement establishes the following:

i)                   the implementation of a Temporary Tariff Structure (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

ii)                   the requirement that during the term of such temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)                the establishment of a “social tariff” and the levels of quality of the service to be rendered;

iv)                the suspension of the claims and legal actions filed by Edenor S.A. and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)                  the carrying out of a Tariff Structure Review (“RTI”) which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)                the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor S.A. during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)               the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those who have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)             the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the Tariff Structure Review (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Such agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity tariff schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)                    A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)                   An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)                 Implementation of the Cost Monitoring Mechanism (“CMM”) contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)                 Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity tariff schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v)                   Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)                 Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity tariff schedule resulting from the RTI goes into effect, allowing Edenor S.A. and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity tariff schedule does not go into effect.

        II.         Tariff Structure Review (RTI)

On July 30, 2008, the Energy Secretariat issued Resolution 865/08 which modifies Resolution 434/07 and establishes that the electricity tariff schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity tariff schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity tariff schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In the Company’s opinion, this claim has come to an end due to the issuance of SE Resolution 250/13 dated May 2013.

Additionally, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement. The complaint was amendment in November 2013 and in February 2014 a petition for the granting of a precautionary measure for the same purpose was filed. Both actions are in process.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

     III.         PUREE - CMM (Program for the Rational Use of Electric Power - Cost Monitoring Mechanism)

On May 7 and November 6, 2013, the Energy Secretariat issued SE Resolution 250/13 and Note 6852/13, respectively, whereby it:

a)       Authorized the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through September 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt at September 30, 2013 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through September 2013.

c)       Authorized the Company to offset until September 2013 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for the CMM surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the Wholesale Electricity Market (MEM). This amount at December 31, 2013 was offset by surpluses CMM (Notes 13 and 21).

f)        Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

The Energy Secretariat, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and note pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of December 31, 2013, the amount recorded by the Company as revenue from the recognition of higher costs resulting from the CMM, net of the revenue recorded in prior years, amounts to $ 2.9 billion, which is the total amount recognized by SE Resolution 250/13 and SE Note 6852/13, and has been disclosed in the “Higher costs recognition - SE Resolution 250/13 and SE Note 6852/13 ” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for $ 197.5 million included in the “Financial interest” line item within the “Financial income” account of the Statement of Comprehensive Income (Loss).

The Company estimates that the remaining LVFVD will be issued and offset or paid within the next fiscal year.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The impact of SE Resolution 250/13 and SE Note 6852/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

Statement of Financial Position

		2013
		Res. SE 250/13	Nota SE 6852/13	Total
Other receivables
Cost Monitoring Mechanism	a	2,254,953	723,630	2,978,583
Net interest CMM - PUREE	c	172,939	24,570	197,509
Other payables - Program for the rational use of electric power	b	(1,387,037)	(274,068)	(1,661,105)
Payables for purchase of electricity - CAMMESA	e	(678,134)	(474,132)	(1,152,266)
LVFVD to be issued		362,721	-	362,721

Statement of Comprehensive Income (Loss):

			Recognized in		Recognized in
			prior years		prior years
		2013	but not offset	Subtotal	and offset	Total
Higher costs recognition - Resolution SE 250/13	a	2,933,052	45,530	2,978,582	91,262	3,069,844
Financial income - Financial interest	c	197,509	-	197,509	-	197,509
		3,130,561	45,530	3,176,091	91,262	3,267,353

With the publication of the above-described SE Resolution 250/13, the Energy Secretariat, in the Company’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason such Claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, on June 29, 2013, the Company brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these Financial Statements, the Company has submitted to the ENRE the CMM adjustment request, in accordance with the following detail:

Period	Application Date	CMM Adjustment
May 2013 – October 2013	November 2013	7.90%

Furthermore, the CMM adjustment values relating to the October–December 2013 period that have been neither transferred to the tariff nor authorized to be collected by other means amount, after applying SE Resolution 250/13 and SE Note 6852/13, to approximately $ 347.9 million. Furthermore, as of December 31, 2013, the balance relating to the PUREE, after applying SE Resolution 250/13 and SE Note 6852/13, amounts to $ 108.6 million (Note 22), $ 72.6 million of which have been submitted to the ENRE as of that date in accordance with the procedure in effect.

Additionally, and with regard to that mentioned in paragraphs (d) and (c) of caption c.III of this note, on December 6, 2013, the Company challenged and rejected debit notes for a total of $ 196 million issued by CAMMESA for late payment charges, maturing on December 9, 2013. The reason for challenging and rejecting such debit notes is based on the fact that SE Resolution 250/13 not only established a special system for the payment of the Company’s debts until February 2013 but also included the corresponding authorizations and instructions for CAMMESA.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

In the framework of the aforementioned Resolution, the fact that the term thereof has been extended by SE Note 6852/13 constitutes part performance. The lack of issuance of the LVFVD is not within the Company’s competence; thus it is not its responsibility.

      IV.          Electricity tariff schedules

The Energy Secretariat issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the Wholesale Electricity Market (“MEM”). Consequently, the ENRE issued Resolution 628/08 which approved the values of the electricity tariff schedule to be applied as from October 1, 2008. The aforementioned electricity tariff schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s distribution added value.

On June 15, 2012, the National Energy Secretariat established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity tariff schedules. For such purpose, the Energy Secretariat issued Resolution 255/12 which suspended the application of sections 6, 7, and 8 of SE Resolution 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of SE Resolution 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of SE Resolution 255/12).

Furthermore, on November 30, 2012, Edenor S.A. was notified of Resolution 2016 of the Energy Secretariat, which approved the MEM Summer Scheduling for November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

As in previous years, Resolution 1037/07 of the Energy Secretariat, ratified by Note 1383/08 of that Secretariat, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the Program for the Rational Use of Electric Power (“PUREE”), being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the National Fund of Electricity (FNEE); and b) the amounts corresponding to the electricity tariffs adjustments due to the application of the Cost Monitoring Mechanism (“CMM”) established in the Adjustment Agreement, until the transfer to tariff of either of the aforementioned concepts, as applicable, is recognized.

        V.                   ENRE Resolution 347/12

On November 23, 2012, ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in billing a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members (1 from Economy and Public Finance Ministry, 2 from Planning Ministry, 1 from CAMMESA and 1 from the ENRE).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, the Company Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, the Company and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the National Securities Commission (CNV), “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to finance the payment of the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, such agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

Additionally, on January 3, 2014, by Resolution 3/2014 of the Ministry of Federal Planning, Public Investment and Services, it was established that the investments to be made with the funds of the Fund for Electric Power Distribution Expansion and Consolidation Works (FOCEDE) will be decided by the Management Control and Coordination Under-Secretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Execution Committee of the trust as well as to electricity distribution companies Edenor S.A. and Edesur S.A.

By Resolution 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the National Regulatory Authority for the Distribution of Electricity (ENRE), one representative of the Energy secretariat, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The Economy and Public Finance Ministry and the National Comptroller’s Office (SIGEN) will also be invited to participate.

d.                  Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution 247.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that at December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

As of December 31, 2013 and 2012, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amounted $ 56.9 million and $ 25.4 million, respectively.

e.                  Penalties

               i.       General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

As of December 31, 2013 and 2012, the Company has accrued the penalties for resolutions not yet issued by the ENRE relating to the control years elapsed as of those dates. Additionally, the Company has applied the adjustment contemplated in the temporary tariff structure as well as the adjustments established by the electricity tariff schedules applied during fiscal year 2008, Resolutions Nos. 324/08 and 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement, whereas the penalties imposed subsequent to the Adjustment Agreement are adjusted as established in each of the resolutions pursuant to which such penalties are imposed.

Furthermore, as of December 31, 2013, the Company Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

             ii.       Specific situations

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, the Company was notified of ENRE Resolution 32/11, whereby it was fined in the amount of $ 1.1 million and ordered to compensate those customers who had been affected by the power supply cuts for an amount which, as of December 31, 2013, arose approximately to $ 36.6 million. Those amounts have been recorded in the Other current payables account.

Edenor S.A. filed a Direct Appeal with the Appellate Court in Contentious and Administrative Federal Matters No. I, requesting that the Resolution be declared null and void. Additionally, the Company filed –with the same Court– a petition for the granting of a precautionary measure, aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.  On March 23, 2011, the court ordered the suspension of the penalty (payment of the amounts imposed), until a decision on the precautionary measure petition filed by Edenor S.A. is rendered. Against this decision, the ENRE filed a post-judgment motion for reversal (“Recurso de Reposición”) which was rejected in all its terms. On April 28, 2011, the Court rejected the precautionary measure petition filed. Therefore, Edenor S.A. filed an extraordinary federal appeal (“Recurso Extraordinario Federal”), which –after having been made available to the ENRE- was dismissed. The Company then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor S.A. requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are awaiting resolution.

On November 15, 2012, the Company was notified by the Regulatory Authority of ENRE Resolution 336/12, whereby the Regulatory Standards Compliance and Management Department of the ENRE was instructed to immediately initiate the corresponding penalty procedure pursuant to which distribution companies Edenor S.A. and Edesur S.A. are required to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

In addition, it was resolved that the Company and EDESUR S.A. be ordered to pay a compensation to each small-demand residential customer (T1R) who had been affected by the power supply cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by the Company for penalties and compensations amounts to $ 16.7 million.

On April 24, 2013, the Company was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor against Resolution 32/11 was declared formally inadmissible due to the Company lack of payment of the fine imposed by the ENRE as a necessary prerequisite to having access to the judicial instance. The Company has filed an appeal against such pronouncement with the Supreme Court.

Due to the power supply cuts that occurred as a consequence of the high temperatures recorded between December 16, 2013 and January 2, 2014 in Edenor’s concession area, on January 7, 2014 the Company was notified of Resolution 3/14 pursuant to which the ENRE instituted legal proceedings and brought charges due to the Company’s failure to: 1) comply with the provisions of section 25 sub-sections a), f) and y) of the Concession Agreement, section 27 of Law No. 24,065, and ENRE Resolution 905/99; and 2) apply in due time the surplus funds of the FOCEDE (created by ENRE Resolution 347/12) exclusively earmarked for the execution of  infrastructure and corrective maintenance works in its concession area, the Company filed its reply within the terms and under the formalities prescribed by the law.

Also, on January 7, 2014, Edenor S.A. was notified of ENRE Resolution 1/14, whereby the Company was ordered to pay compensation to each small-demand residential customer (T1R) who had been affected by the power cuts that lasted more than 12 continuous hours from December 16, 2013 until that time when the service was fully restored. Such compensation, in the case of customers who had been affected by the power cuts dealt with in ENRE Resolution 32/2011, is to be increased by 100%. The Company has appealed this resolution before the Energy Secretariat, nevertheless it has begun the process to pay customers by way of discounts the amounts ordered as compensation, the estimated amount of which totals $ 77.5 million. Such amount has been recorded in the Other payables account. By Resolution 2/14 of the Ministry of Federal Planning, Public Investment and Services, notified to the Company on January 7, 2014, it was established that public utility companies are to adopt all the necessary measures to implement a call center that will be available to all customers in the event of emergency and lack of service. This 24/7 service will be implemented through a toll-free telephone number and will have that number of human resources as may be necessary to respond to the totality of the claims to be made.

Furthermore, in the framework of the previously described power outage, by Resolution 9/14 notified to the Company on January 15, 2014, the ENRE instructed both distribution companies to affect a higher number of human resources, either the companies’ own or contracted, to take care of the power supply cuts suffered by their customers due to failures in networks or facilities, and to have a continuous vehicle monitoring system in place. This resolution, which will be appealed in due time and in proper form, will nevertheless be complied with.

f.                   Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

Other restrictions:

•         In connection with the issuance of Corporate Notes, during the term thereof, EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•         In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Decree No. 1957/06, Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

•         In connection with the restructuring of the totality of EASA’s financial debt, if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares.

g.                  Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE), with which the Company entered into a debt recognition and refinancing agreement for $ 4.7 million on September 25, 2009.

The form of payment stipulated in the aforementioned agreement established an advance payment of $ 1.12 million, which the Company made on September 25, 2009, and 48 installments of $ 0.1 million for the remaining balance of $ 3.6 million. The installments include compensatory interest of 18.5% per annum under the French system, and are payable as from October 2009. As of December 31, 2013, the above-mentioned debt has been fully paid.

h.                  Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the Energy Secretariat has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity tariffs, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

3.                  Basis of preparation

The Consolidated Financial Statements for the year ended December 31, 2013 have been prepared in accordance with TR 26 of the FACPCE which adopts International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC). These standards have been adopted by the CNV.

The balances as of December 31, 2012, disclosed in these Consolidated Financial Statements for comparative purposes, arise from the financial statements as of that date. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting year, mainly due to discontinued operations (Note 37).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The Consolidated Financial Statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These Consolidated Financial Statements were approved for issue by the Company Board of Directors on March 7, 2014.

4.                  Accounting policies

The accounting policies used in the preparation of these Consolidated Financial Statements are based on the IFRS.

4.1               Changes in the accounting policies

4.1.1          New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2013 and adopted by the Company

The following standard is mandatory for the Company as from the current year and has had no significant impact on its financial position or the results of its operations.

IFRS 13 “Fair value measurement”: this standard was issued in May 2011 and determines a single framework for fair value measurements when fair value is required by other standards. This IFRS applies to financial and non-financial elements measured at fair value, where fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 “Fair value measurement” requires the disclosure of financial instruments that are measured at fair value by levels.

4.1.2         New standards, amendments and interpretations not effective and early adopted by the Company

IFRS 9 “Financial instruments” was issued in November 2009 and amended in October 2010 and introduces new requirements for the classification, measurement and derecognition of financial assets and liabilities.

It requires that all financial assets within the scope of IAS 39 “Financial instruments – Recognition and measurement” be subsequently measured at amortized cost or fair value. Therefore, the investments in debt instruments that are maintained within a business model whose objective is to collect the contractual future cash flows, and these cash flows are solely payments of principal and interest on principal, are measured at amortized cost at year-end. The other investments in debt or equity instruments are measured at fair value at year-end.

The most significant effect of IFRS 9 concerning the classification and measurement of financial liabilities refers to the accounting for changes in the fair value of financial liabilities (designated as financial liabilities at fair value through profit or loss) as a consequence of changes in the credit risk of such liabilities. Therefore, the amount of change in the fair value of financial liabilities as a consequence of changes in the credit risk of that debt is recognized in other comprehensive income, unless such recognition would create an accounting mismatch.

4.1.3         New standards, amendments and interpretations not effective and not early adopted by the Company

IAS 36 (revised 2013) “Impairment of assets”; applicable to annual periods beginning on or after January 1, 2014. This standard was issued in May 2013. It amended the disclosure requirements concerning the fair value of impaired assets, if such value is based on the recoverable amount less costs to sell. The application of the amendment to IAS 36 will have no impact on the Company’s results of operations or its financial position; it will only imply new disclosures.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

IFRIC 21 "Levies"; applicable to annual periods beginning on or after January 1, 2014. This standard was issued in May 2013. It provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain. The Company is currently analyzing the impact of IFRIC 21 “Levies”; however, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

4.2              Property, plant and equipment

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the currying amount of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

Impairment test

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at year end, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity tariff increases and cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The future increase in electricity tariffs used by the Company to assess the recoverability of its long-lived assets at December 31, 2013 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these Financial Statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, such as the new charge described in Note 2.c.V to these Financial Statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2014.

In spite of the current economic and financial situation described in Note 1 to these Financial Statements, the Company has made its projections under the assumption that the electricity tariffs will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these Financial Statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value). The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected CMM adjustment or revenue increase by another mechanism. The Company has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 15%, and intermediate scenario: 65%.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2013.

As of December 31, 2013, the main assumptions and variables used by Management to make the projections in order to assess the recoverability of fixed assets at December 31, 2012 remain unchanged. In the opinion of the Company Management, a reasonable change in the main assumptions would not give rise to an impairment loss.

Finally, and in accordance with the concession agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

These depreciation methods are used to allocate the difference between cost and residual value during the estimated useful lives of the assets.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable. Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the consolidated statement of comprehensive loss.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.3              Consolidation

a.      Subsidiaries

The consolidated financial statements include in the comparative information as of December 31, 2012, the Company’s financial statements as well as those of its subsidiaries.  The subsidiary companies are all those entities over which the economic group has control and the right to govern the financial and operating policies so as to obtain variable benefits from their activities, affecting their income. The subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases

The main consolidation adjustments are as follow:

1.        Elimination of asset and liability accounts balances between the parent company and the subsidiaries, so that the balances disclosed in the financial statements are those held with third parties;

2.       Elimination of transactions/operations between the parent company and the subsidiaries, so that the results disclosed in the financial statements are those obtained with third parties;

3.       Elimination of interests held in the subsidiaries’ equity and results of operations for each year;

4.       Recognition of assets and liabilities identified in business combination processes.

b.      Changes in ownership interest in subsidiaries that do not result in a loss of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions. The difference between the fair value of the consideration paid for the shares acquired and the recorded value of the subsidiary’s net assets is recorded in equity.

c.       Disposal of subsidiaries

When the Company ceases to have control in a subsidiary, any retained investment is measured at fair value at the date that control is lost, recognizing the change in the recorded value in the statement of comprehensive income. The fair value is the cost on initial recognition of the investment held, being recorded as an associate, joint venture or financial asset, as applicable.

d.       Interests in joint ventures

The Company has early adopted the application of IFRS 11 as from January 1, 2011, the main concepts of which are as follow:

                                 i.            A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                               ii.            A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

                              iii.            A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the generated profit and losses are eliminated in accordance with the percentage interest held by the Company in the joint venture.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The accounting policies of joint ventures have been modified, if applicable, to guarantee consistency with the policies adopted by the Company.

4.4              Revenue recognition

a.       Revenue from sales

Revenue is measured at fair value of the consideration collected or to be collected, taking into account estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.V).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from CMM (Cost Monitoring Mechanism) amounts is recognized in the accounting to the extent that they have been approved by the ENRE (Note 2.c.III).

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.        the entity transferred to the buyer the significant risks and rewards;

2.       the amount of revenue was measured reliably;

3.       it is probable that the economic benefits associated with the transaction will flow to the entity;

4.       the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.      Revenue from construction

The construction of the infrastructure necessary for the subsidiary EDEN S.A. to distribute electricity is considered a service rendered to the concession authority and the corresponding revenue is reflected at cost within the sales account.

Different asset construction agreements have been instrumented where the buyer only has limited influence in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for this type of constructions, except in the case of construction works with customer contributions.

c.       Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.5              Segment information

Operating segments reporting is consistent with the internal reports revised by the Executive Committee, which is the maximum authority for making decisions concerning operating issues. The Executive Committee is responsible for assigning resources and assessing the performance of the entity’s operating segments, and has been identified as the body which carries out the Company’s strategic decisions

4.6              Assets and liabilities of disposal group classified as held for sale

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and Associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable.

These assets are valued at the lower of the carrying amount and fair value less costs to sell.

The amounts recognized in profit or loss relating to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income (loss) called "Discontinued operations".

4.7              Effects of the changes in foreign currency exchange rates

a.       Functional and presentation currency

The information included in the financial statements of each of the entities comprising the group is measured using the latter’s functional currency, which is the currency of the main economic environment in which the entity operates. The consolidated financial statements are presented in pesos (legal currency in Argentina for all the companies domiciled therein), which is also the presentation currency of the group.

b.      Transactions and balances

Foreign-currency denominated transactions are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, when the concepts thereof are restated. Gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at year end are recognized in the statement of income, except for the amounts that are capitalized.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, the average exchange rate at year end for balances with related parties and the specific exchange rate for foreign currency denominated transactions.

c.       The group’s companies

None of the companies comprising the group has a functional currency different from the Argentine peso. Accordingly, no foreign currency translation effects exist.

4.8              Intangible assets

EDEN’s concession agreement

IFRIC 12 “Service Concession Arrangements” provides guidelines to account for public service concession arrangements to a private operator. This interpretation applies if:

•         the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them and at what price; and

•         the grantor controls through the ownership, beneficial entitlement or otherwise, any significant residual interest in the infrastructure at the end of the term of the arrangement.

If the above-mentioned conditions are simultaneously met, an intangible asset is recognized to the extent that the operator receives a right to charge users of the public service, provided, however, that these rights are contingent on the degree of use of the service.

These intangible assets are initially recognized at cost, which is regarded as the fair value of the consideration delivered, plus other direct costs directly attributable to the operation. Concessions have a finite useful life and are subsequently measured at cost less accumulated amortization, which is determined by applying the straight-line method over the period of the concession.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The Company has applied the intangible asset method established in IFRIC 12 for EDEN’s concession agreement. No financial asset has been recognized in relation to the concession agreements due to the fact that the agreements signed do not stipulate minimum guaranteed payments.

The guidelines of IFRIC 12 do not apply to Edenor’s concession agreement. The Company considers that in substance the grantor does not have the characteristic features of control over infrastructures as defined in IFRIC 12.

4.9              Assets under construction

Assets under construction refers to the works carried out by EDEN S.A. which, as of December 31, 2012, have not been finished or do not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supplies, direct labor and other indirectly-related construction costs.

4.10           Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The amounts thus determined:

                                 i.            are net of an allowance for the impairment of receivables.

                               ii.            consider the effects of that which is described in Note 2 to the Consolidated Financial Statements as of December 31, 2013.

CMM receivables are recognized, as the related revenue, to the extent that they have been approved by the ENRE; receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

At the date of these financial statements, CMM balances are the best estimate of the amounts receivable.

The Company has recorded an allowance for the impairment of trade receivables to adjust the valuation of doubtful accounts. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation) or on the historical series of collections for services billed through year-end and collections subsequent thereto.

b.      Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

4.11            Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), transport, warehouse and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the first in first out (FIFO) valuation method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories has been disclosed in the “Property, plant and equipment” account.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

4.12           Impairment of non-financial asset

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment.

Assets subject to depreciation are reviewed for impairment losses whenever an event or change in circumstances indicates that the carrying amount may not be recovered. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment losses, assets are grouped at the lowest level at which independent cash flows can be identified (cash generating units).

Non-financial assets, other than goodwill, that suffered an impairment loss are reviewed for possible reversal of the impairment at each reporting date.

4.13           Financial assets

The Company has adopted IFRS 9.

4.13.1      Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.         Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                            i.            the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                           ii.            the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.         Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

4.13.2     Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.13.3     Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the statement of comprehensive income.

4.13.4     Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.14           Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument, therefore, at December 31, 2013 and 2012, the economic impact of these transactions has been recorded in the Financial expenses account of the consolidated statement of comprehensive income (loss).

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

Furthermore, the changes in the fair value of these financial instruments -Corporate Notes Swap- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item.

The changes in the fair value of these financial instruments -Forward and futures contracts- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item. At December 31, 2013 and 2012, the aforementioned transactions have been fully settled.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.15            Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rates in effect at the end of each year.

•         Time deposits, which include the portion of interest income accrued through the end of each year.

•         Money market funds, which have been valued at the prevailing market price at the end of each year. Those that do not qualify as cash equivalents are disclosed in Financial assets at fair value through profit or loss.

4.16           Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.       Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

c.       Other comprehensive income (loss)

Represents recognition, at year end, of the actuarial gains (losses) associated with employee benefit plans.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

4.17            Trade and other payables

a.       Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.      Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                          i.When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

                        ii.When service has been suspended more than once in one-year period;

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

                       iii.When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                       iv.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.       Customer contributions

Refundable:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution 215/2012. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.      Other payables

The recorded liabilities represent, mainly, the obligations relating to PUREE and the penalties imposed by the ENRE, which the Company Management estimates will be paid in the future, and are the best estimate, as of the date of these financial statements, of the settlement value of the present obligation.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

4.18           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

The commissions paid to obtain lines of credit are recognized as direct costs incurred in the transaction provided that it is probable that either part or all of the line of credit will be used. In this case, the recognition of commissions in profit or loss is deferred until such funds are available.

4.19           Deferred revenue

EDENOR - Non-refundable customer contributions:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•       Customer connection to the network: revenue is accrued until such connection is completed;

•       Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

EDEN

Upon completion, the construction works carried out by EDEN S.A. within the framework of IFRIC 12, that are financed with customer funds and/or an amount added to the electricity tariff and/or PUREE, are recognized as intangible assets and amortized over the useful life of each of them. The reward for having received a construction work to be operated is recognized within the “Deferred revenue” account. This deferred revenue is accrued in the same manner as the intangible asset is amortized.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.20          Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the consolidated statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected credit unit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

The group’s accounting policy for benefit plans is as follow:

a.       Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the year in which they arise.

4.21           Income tax and tax on minimum presumed income

a.       Deferred income tax

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for those deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on its taxable assets at year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

4.22          Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions was the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company legal advisors has been taken into account.

4.23          Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.24          Higher costs recognition – SE Resolution 250/13 and SE Note 6852/13

The recognition of higher costs not transferred to the tariff authorized by SE Resolution 250 /13 and Note 6852/13 falls within the scope of International Accounting Standard 20 (IAS 20) inasmuch as it implies a compensation for the expenses incurred by the Company in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be received and the conditions attached thereto have been complied with.

Such concept has been disclosed in the Higher Costs Recognition - SE Resolution 250/13 and Note 6852/13 line item of the Statement of Comprehensive Income (Loss) as of December 31, 2013, recognizing the related tax effects, which are detailed in Note 27.

5.                   Financial risk management

5.1                Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company could use derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

a.        Market risks

                                 i.            Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity tariffs that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency forwards. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under such terms as it may consider viable.

If the Company continues to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used at December 31, 2013 and 2012 are $ 6.521 and $ 4.918 per US dollar, respectively.

At December 31, 2013 and 2012 balances in foreign currency of the Company are:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2013	Total 12.31.2012

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	6.481	2,150	1,872
TOTAL NON-CURRENT ASSETS		332		2,150	1,872
CURRENT ASSETS
Other receivables	USD	585	6.481	3,793	19,357
	EUR	42	8.940	374	272
Other receivables - Related companies	USD	-	6.501	-	43,285
Financial assets at fair value through profit or loss	USD	11,470	6.481	74,338	3,415
Cash and cash equivalents	USD	3,700	6.481	23,977	4,927
	EUR	19	8.940	171	289
TOTAL CURRENT ASSETS		15,816		102,653	71,545
TOTAL ASSETS		16,148		104,803	73,417

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	200,882	6.521	1,309,949	1,345,700
TOTAL NON-CURRENT LIABILITIES		200,882		1,309,949	1,345,700
CURRENT LIABILITIES
Trade payables	USD	17,144	6.521	111,795	71,611
	EUR	224	9.011	2,015	1,168
	CHF	30	7.357	223	1,145
	NOK	68	1.079	74	61
Other payables	USD	-	6.521	-	1,710
Borrowings	USD	6,158	6.521	40,153	35,849
TOTAL CURRENT LIABILITIES		23,624		154,260	111,544
TOTAL LIABILITIES		224,506		1,464,209	1,457,244

(1)      The Exchange rates used are those Banco Nación in effect as of December 31, 2013 for U.S. Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK). An average exchange rate is used for the balances with related parties.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.13	12.31.12
Net position Assets/(Liabilities)
US dollar	(1,357,639)	(1,382,014)
Euro	(1,470)	(607)
Norwegian krone	(74)	(61)
Swiss franc	(223)	(1,145)
Total	(1,359,406)	(1,383,827)

The Company estimates that a 10% devaluation of the Argentine peso with respect to the foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.13	12.31.12
Net position Assets/(Liabilities)
US dollar	(135,764)	(138,202)
Euro	(147)	(61)
Norwegian krone	(7)	(6)
Swiss franc	(22)	(114)
Decrease in the results of operations for the year	(135,940)	(138,383)

                               ii.            Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net Asset/Liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to the commodities price risk.

                              iii.            Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. At December 31, 2013 and 2012 approximately 100 % and 99.16 % of the loans, respectively, were obtained at fixed interest rates. The remaining loans were agreed at floating interest rates, and were denominated in pesos. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.13	12.31.12
Fixed rate:
Argentine peso	430	25,179
US dollar	1,350,102	1,381,549
Subtotal loans at fixed rates	1,350,532	1,406,728
Floating rate:
Argentine peso	-	47,115
Subtotal loans at floating rates	-	47,115
Total loans	1,350,532	1,453,843

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Based on the simulations performed, with all the other variables remaining constant, a 10% increase in floating interest rates would give rise to the following decrease in the results of operations for the year:

	12.31.13	12.31.12
Floating rate:
Argentine peso	-	391
Decrease in the results of operations for the year	-	391

b.      Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to customers, if no independent credit risk ratings are available, the Finance Department evaluates the customers’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

At the end of each reporting period, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2013 and 2012, delinquent accounts receivable totaled approximately $ 177.5 million and $ 106.8 million, respectively.  As of December 31, 2013 and 2012, the Financial Statements included allowances for $ 73.2 million and $ 63.3 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements, after deducting the corresponding allowances.

c.       Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2013 and 2012, the Company’s current financial assets at fair value amount to $ 113.8 million and $ 3.4 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial assets and liabilities and net-settled derivative financial instruments, which have been classified into maturity groupings based on the remaining period at the consolidated statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2013
Trade and other payables	2,347,975	161,513	110,794	110,002	-	2,730,284
Borrowings	-	181,337	181,337	688,517	2,343,519	3,394,710
Total	2,347,975	342,850	292,131	798,519	2,343,519	6,124,994

As of December 31, 2012
Trade and other payables	1,284,255	23,436	29,795	29,795	-	1,367,281
Borrowings	6,405	142,907	142,124	532,051	1,891,407	2,714,894
Total	1,290,660	166,343	171,919	561,846	1,891,407	4,082,175

Should the conditions existing at the date of these Consolidated Financial Statements continue, the Board of Directors believes that cash flows and operating results for the next year, and financial ratios, will be negatively impacted. Furthermore, given the fact that the realization of the projected measures to revert the negative trend manifested in the fiscal year being reported depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity tariff increases, being obliged to defer certain payment obligations.

5.2               Concentration risk factors

a.       Related to customers

The Company’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2013 and 2012. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 56.9 million and $ 25.4 million at December 31, 2013 and 2012, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

b.      Related to employees who are union members

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the Energy Secretariat.  According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervision Personnel of Energy Companies), which expired on December 31, 2007 and October 31, 2007, respectively.  These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

At December 31, 2013 and 2012, approximately 80% of the Company’s employees and the Contractors’ operating staff were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue.

 Furthermore, the collective bargaining agreements signed with unions expired at the end of 2007.  There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

On February 26, 2013, the Company, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Control and Coordination Under-Secretariat of the Ministry of Planning, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014 .

At the date of issuance of these Consolidated Financial Statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with both unions.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

5.3               Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the consolidated statement of financial position plus net debt.

At December 31, 2013 and 2012, gearing ratios were as follow:

	12.31.13	12.31.12
Total liabilities	6,081,794	6,382,639
Less: cash and cash equivalents	(243,473)	(71,108)
Net debt	5,838,321	6,311,531
Total Equity	1,176,302	418,181
Total capital attributable to owners	7,014,623	6,729,712
Gearing ratio	83.23%	93.79%

5.4               Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of December 31, 2013 and 2012:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

As of December 31, 2013
Assets and liabilities
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets and liabilities	436,321	-	-	436,321

As of December 31, 2012
Assets and liabilities
Cash and cash equivalents - Money market funds	50,954	-	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	3,415	-	-	3,415
Total assets and liabilities	54,369	-	-	54,369

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

The value of the financial instruments traded in active markets is based on the market quoted prices on the date of the consolidated statements of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. There are no financial instruments that are to be included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

6.                  Critical accounting estimates and judgments

The preparation of the Consolidated Financial Statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these Consolidated Financial Statements.

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.        Allowances for the impairment of receivables

The Company is exposed to impairment losses of receivables. Management estimates the final collectability of accounts receivable.

The allowance for the impairment of accounts receivable is evaluated based on the historical level of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of medium and large-demand (T2 and T3) customers, receivable accounts in litigation and of those customers included in the Framework Agreement.

b.       Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.        Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest level at which independent cash flows can be identified (cash generating units, or CGU).

The Company’s subsidiaries constitute a cash generating unit as they have a concession area for the distribution of electricity. Consequently, each subsidiary represents the lowest asset disaggregation level that generates independent cash flows.

The Company analyzes the recoverability of its non-current assets as described in the Impairment test (Note 4.2).

Based on the aforementioned, the Company determined that the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable amount at December 31, 2013.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

d.         Current and deferred income tax/ Tax on minimum presumed income

In order to determine the income tax provision, it is necessary to make estimates inasmuch as the Company will have to evaluate, on an ongoing basis, the positions taken in tax returns in respect of those situations in which the applicable tax legislation is subject to interpretation. Whenever necessary, the Company is required to make provisions based on the amount expected to be paid to the tax authorities.

When the final taxable result differs from the amounts initially recognized in the provision as a consequence of estimates, such differences will affect both income tax and the determination of deferred tax assets and liabilities.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the low probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

e.        Going concern

These Consolidated Financial Statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, which might be necessary to make if the situation described in Note 1 is not resolved.

f.         Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected credit unit method.

g.        ENRE Penalties and Discounts

The Company considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

h.       Assets and liabilities of disposal group classified as held for sale and discontinued operations

As a consequence of that mentioned in Note 1, and with the aim of mitigating unfavorable financial and economic aspects, the Company decided to sell certain subsidiaries. In accordance with IFRS, when the following criteria are met (even if the entity retains a non-controlling interest in its former subsidiary after the sale), the Company will classify all the associated assets and liabilities as available for sale:

         i.            Its carrying amount will be recovered mainly through a sale transaction, rather than by its continued use.

        ii.            It must be available, in its current conditions, for immediate sale, subject exclusively to the usual terms for the sale of this subsidiary.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

      iii.            Its sale must be highly probable, for which purpose Management must be committed to a plan to sell, and an active programme to locate a buyer and complete such plan must have been initiated. Moreover, the sale of the subsidiary must be actively traded at a sales price reasonable in relation to its present fair value. Furthermore, it must be expected that the sale will comply with the conditions to be recognized as a completed sale within a year of classification as held for sale (unless the delay is caused by events or circumstances that are not under the entity’s control, and sufficient evidence exists that the entity is still committed to its plan to sell the subsidiary), and the actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.

The assets and liabilities associated with those subsidiaries that the Company intends to sell, which comply with the aforementioned conditions, were reclassified in a single line item within current assets and current liabilities, denominated “Assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively. In addition, these assets and liabilities have been valued at the lower of carrying amount and fair value less costs to sell, recognizing a loss when the first value is higher than the second.

Measurement on fair value less costs to sell implies assumptions that are determined based on current available information, such as purchase offers, if any, and/or market conditions.

At December 31, 2013, the Company had sold the totality of its subsidiaries held for sale.

i.           Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant lawsuit and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material adverse effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

7.                   Interests in joint ventures

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.13	12.31.12
SACME	50.00%	427	422

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

8.                  Segment information

The Company’s business activities focus primarily on the distribution and sale of electricity carried out by Edenor S.A. and its subsidiaries. Based on the geographical distribution of its customers, the Company has identified the following operating segments:

AESEBA: Through its subsidiary, it renders electric power distribution and sale services in the northern and northwestern areas of the Province of Buenos Aires. This operating segment has been discontinued.

EMDERSA: Through its subsidiaries, it renders electric power distribution and sale services in the Provinces of La Rioja. This operating segment has been discontinued.

EDENOR: It has the exclusive right to render electric power distribution and sale services to all users connected to the electricity distribution network within the concession area, which is comprised of the following: In the Federal Capital: the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General San Martín Ave., General Paz Ave. and Río de La Plata river. In the Province of Buenos Aires the area includes the following districts: Belén de Escobar, General Las Heras, General Rodríguez, former General Sarmiento (which at present comprises San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which at present comprises Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

The information on each operating segment identified by the Company for the years ended December 31, 2013 and 2012 is as follow:

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Statement of Income as of 12.31.13	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	184,601	-	215,018	3,440,691	-	3,840,310	(399,619)	3,440,691
Revenue from construction	-	-	9,028	-	-	9,028	(9,028)	-
Electric power purchases	(73,638)	-	(90,603)	(2,050,295)	-	(2,214,536)	164,241	(2,050,295)
Cost of construction	-	-	(9,028)	-	-	(9,028)	9,028	-
Subtotal	110,963	-	124,415	1,390,396	-	1,625,774	(235,378)	1,390,396
Transmission and distribution expenses (2)	(44,070)	-	(60,322)	(2,055,285)	-	(2,159,677)	104,392	(2,055,285)
Gross profit (loss)	66,893	-	64,093	(664,889)	-	(533,903)	(130,986)	(664,889)

Selling expenses (2)	(31,570)	-	(25,069)	(548,256)	200	(604,695)	56,439	(548,256)
Administrative expenses (2)	(26,491)	(106)	(10,365)	(324,661)	-	(361,623)	36,855	(324,768)
Other operating income	903	13	962	61,767	(200)	63,445	(1,865)	61,580
Other operating expense	(2,112)	-	(488)	(142,777)	-	(145,377)	2,600	(142,777)
Loss from investment in subsidiaries	-	-	-	(1,484)	1,484	-	-	-
Gain from interest in joint ventures	-	-	-	5	-	5	-	5
Revenue from customers contributions excempt from devolution	-	-	-	700	-	700	-	700
Loss from assets made available for sale	(7,145)	-	(185,960)	-	-	(193,105)	193,105	-
Operating loss before Resolution SE 250/13 and SE Note 6852/13	478	(93)	(156,827)	(1,619,595)	1,484	(1,774,553)	156,148	(1,618,405)
Higher costs recognition - Resolution SE 250/13 and SE Note 6852/13	-	-	-	2,933,052	-	2,933,052	-	2,933,052
Operating profit (loss)	478	(93)	(156,827)	1,313,457	1,484	1,158,499	156,148	1,314,647

Financial income	14,129	(16)	835	287,419	(496)	301,871	(14,803)	287,068
Financial expenses (2)	(22,009)	-	(6,902)	(504,854)	335	(533,430)	28,576	(504,854)
Other financial (expense) income	(1,944)	59	(5,529)	(273,329)	160	(280,583)	7,473	(273,110)
Financial (expense) income, net	(9,824)	43	(11,596)	(490,764)	(1)	(512,142)	21,246	(490,896)
(Loss) Profit before taxes	(9,346)	(50)	(168,423)	822,693	1,483	646,357	177,394	823,751

Income tax	498	(1,433)	81,788	45,549	-	126,402	(82,286)	44,116

(Loss) Profit from continuing operations	(8,848)	(1,483)	(86,635)	868,242	1,483	772,759	95,108	867,867
(Loss) Profit from discontinued operations	-	(8,483)	-	(96,503)	104,986	-	(95,108)	(95,108)

(Loss) Profit for the year	(8,848)	(9,966)	(86,635)	771,739	106,469	772,759	-	772,759
Non-controlling interests	(365)	-	1,385	-	-	1,020	-	1,020
(Loss) Profit for the year attributable to the owners of the parent	(8,483)	(9,966)	(88,020)	771,739	106,469	771,739	-	771,739

(1)      It includes Emdersa and Aeseba operating segments (Note 37).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Note (2)	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive income (loss)

Depreciation of property, plant and equipment	(8,469)	-	(1,406)	(212,148)	-	(222,023)	9,875	(212,148)
Amortization of intangible assets	-	-	(6,269)	-	-	(6,269)	6,269	-

Financial expenses - Interest	(24,624)	-	(3,686)	(494,541)	335	(522,516)	27,975	(494,541)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Statement of Income as of 12.31.12	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	426,317	-	749,852	2,977,146	(1,742)	4,151,573	(1,175,391)	2,976,182
Revenue from construction	-	-	117,615	-	-	117,615	(117,615)	-
Electric power purchases	(201,037)	-	(321,989)	(1,740,231)	-	(2,263,257)	523,026	(1,740,231)
Cost of construction	-	-	(117,615)	-	-	(117,615)	117,615	-
Subtotal	225,280	-	427,863	1,236,915	(1,742)	1,888,316	(652,365)	1,235,951
Transmission and distribution expenses (2)	(175,438)	-	(225,956)	(1,344,730)	614	(1,745,510)	401,394	(1,344,116)
Gross profit (loss)	49,842	-	201,907	(107,815)	(1,128)	142,806	(250,971)	(108,165)

Selling expenses (2)	(57,607)	-	(78,429)	(352,938)	964	(488,010)	135,072	(352,938)
Administrative expenses (2)	(47,130)	(195)	(47,159)	(249,201)	150	(343,535)	94,140	(249,395)
Other operating income	52,259	64	1,683	32,351	(766)	85,591	(53,328)	32,263
Other operating expense	(636)	-	(9,660)	(150,211)	-	(160,507)	10,296	(150,211)
Gain from investment in subsidiaries	-	-	-	1,530	(1,530)	-	-	-
Loss on interest in joint ventures	-	-	-	3	-	3	-	3
Loss from assets made available for sale	(10,446)	-	-	-	-	(10,446)	10,446	-
Operating loss before Resolution SE 250/13 and SE Note 6852/13	(13,718)	(131)	68,342	(826,281)	(2,310)	(774,098)	(54,345)	(828,443)
Higher costs recognition - Resolution SE 250/13 and SE Note 6852/13	-	-	-	-	-	-	-	-
Operating profit (loss)	(13,718)	(131)	68,342	(826,281)	(2,310)	(774,098)	(54,345)	(828,443)

Financial income	5,296	4,288	5,130	83,173	(11,860)	86,027	(10,522)	75,505
Financial expenses (2)	(42,713)	-	(26,178)	(230,264)	6,679	(292,476)	66,500	(225,976)
Other financial (expense) income	(5,008)	(2,627)	1,484	(166,236)	661	(171,726)	3,620	(168,106)
Financial (expense) income, net	(42,425)	1,661	(19,564)	(313,327)	(4,520)	(378,175)	59,598	(318,577)
Profit (Loss) before taxes	(56,143)	1,530	48,778	(1,139,608)	(6,830)	(1,152,273)	5,253	(1,147,020)

Income tax	39,078	-	(16,938)	116,717	-	138,857	(22,140)	116,717

Profit (Loss) from continuing operations	-	1,530	31,840	(1,022,891)	(6,830)	(1,013,416)	(16,887)	(1,030,303)
Profit from discontinued operations EMD	(22,367)	-	-	(22,366)	44,733	-	(17,066)	(17,066)
Profit (loss) from discontinued operations AES	-	-	-	28,787	(28,787)	-	33,953	33,953

Profit (Loss) for the year	(22,367)	1,530	31,840	(1,016,470)	9,116	(1,013,416)	-	(1,013,416)
Non-controlling interests	6,518	-	(3,050)	-	(414)	3,054	-	3,054
Profit (Loss) for the year attributable to the owners of the parent	(28,885)	1,530	34,890	(1,016,470)	9,530	(1,016,470)	-	(1,016,470)

(1)      It includes Emdersa and Aeseba operating segments (Note 37).

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Note (2)	Emdersa	Emdersa H.	Aeseba	Emdersa H.	Emdersa H.	As per segment information	Discontinued operations	As per consolidated statement of comprehensive income (loss)

Depreciation of property, plant and equipment	(43,659)	-	(5,317)	(192,554)	-	(241,530)	48,976	(192,554)
Amortization of intangible assets	(2,130)	-	(24,891)	-	-	(27,021)	27,021	-

Financial expenses - Interest	(18,891)	-	(14,103)	(229,753)	6,678	(256,069)	30,604	(225,465)

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

9.                  Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company relating to legal actions for individual non-significant amounts for which a provision, that at December 31, 2013 amounts to $ 91.4 million, has nevertheless been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity tariff schedule went into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs Federal Government – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters no. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision was appealed by the plaintiff, the resolution of which is still pending. The precautionary measure continues to be in force until the decision is final.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

b.      Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria.

Purpose:

a) That all the last resolutions concerning electricity tariffs issued by the ENRE and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the Tariff Structure Review (RTI).

c) That the resolutions issued by the Energy Secretariat that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case approved the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued (“falta de legitimación pasiva”).

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will not be terminated in 2014.

c.       Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which EDENOR S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by EDENOR S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that the proceedings will not be terminated in 2014

d.      Legal action brought by Unión de Usuarios y Consumidores

Purpose:

a) that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the tariff increase will be retroactive;

b) that Resolution 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of tariffs in favor of the Company.

c) that the Company be ordered to reimburse customers all the amounts paid as retroactive tariff increase for the period of November 1, 2005 through January 31, 2007.

d) that the reimbursement be implemented through a credit in favor of customers.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

Amount: undetermined

Procedural stage of the proceedings: By  resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting the Company‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

Conclusion: No provision has been recorded in connection with this claim inasmuch as a final judgment in favor of EDENOR has been rendered.

e.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 32/11”)

Purpose: The judicial annulment of ENRE Resolution that established the following:

- the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution 905/1999 of the ENRE.

- the Company customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“recurso de queja por apelación denegada”) with the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) with the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed with the same Court. As of the date of this report, no decision has yet been issued on the two appeals lodged by the Company.

Conclusion: As of December 31, 2013, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action will not be terminated in 2014.

f.        Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which

- the Company has to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- the Company has to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- the Company has to accredit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

- the Company has to pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been answered by the Company.

Conclusion: As of December 31, 2013, the provision recorded by the Company for penalties and compensations amounts to $ 16.7 million (Note 2.e). It is estimated that this legal action will not be terminated in 2014.

g.       Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: the Company has been ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3, provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, in the case brought for BREACH OF CONTRACT”. As of to date, the Court has not received the requested file.

Conclusion: therefore, no provision has been recorded for these claims in these consolidated financial statements as the Company management believes that there exist solid arguments for them to be considered inadmissible, based on both that which has been previously mentioned and the opinion of its legal advisors. It is estimated that this legal action will not be terminated in 2014.

h.      Tax on minimum presumed income - Petition against the Federal Administration of Public Revenues (AFIP)

On August 2, 2013, the Company decided to adhere to the easy payment plan established by AFIP GR No. 3451/13, for an amount of $ 47 million relating to the minimum presumed income tax for fiscal year 2011 (principal plus interest accrued through the date on which the Company adhered to the plan). As a consequence of the Company’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013 (Note 31). Additionally, on August 23, 2013, the Company abandoned the petition for a declaratory relief it had filed against the AFIP.

i.        Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesión” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, EDENOR amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant.

EDENOR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and 2012  (continued)

10.               Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Transforming chamber, platforms and meters	Furniture, tools, vehicles, equipment and comunications	Constructions in progress	Supplies and spare parts	Total
At 12.31.11
Cost	127,383	1,139,227	3,254,200	1,406,224	432,272	743,632	23,249	7,126,187
Accumulated depreciation	(32,687)	(425,670)	(1,700,645)	(606,002)	(365,873)	-	-	(3,130,877)
Net amount	94,696	713,557	1,553,555	800,222	66,399	743,632	23,249	3,995,310

Additions	-	-	-	-	3,306	536,673	4,329	544,308
Disposals	(324)	-	(1,268)	(98)	(159)	-	-	(1,849)
Transfers	10,415	73,232	138,829	127,048	68,511	(417,129)	(906)	-
Depreciation	(4,475)	(34,388)	(85,084)	(52,404)	(16,203)	-	-	(192,554)
Discontinued operations (Note 37)	5,035	23,870	98,497	116,285	24,725	(272,641)	3,613	(616)
Net amount 12.31.12	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	28,074	1,043,976	20,292	1,092,342
Disposals	-	(346)	(800)	(83)	(1)	-	-	(1,230)
Transfers	10,970	125,391	291,712	120,662	43,131	(591,866)	-	-
Depreciation	(4,491)	(35,903)	(89,254)	(55,712)	(26,788)	-	-	(212,148)
Discontinued operations (Note 37)	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 12.31.13	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

•            During the years ended December 31, 2013 and 2012, direct costs capitalized amounted to $ 124.2 million and $ 107.5 million, respectively.

•            Financial costs capitalized for the years ended December 31, 2013 and 2012, amounted to $ 24.5 million and $ 25.4 million, respectively.

11.                Intangible assets

	Contract right from the concessions	Total
At 12.31.11
Cost	1,072,089	1,072,089
Accumulated amortization	(279,074)	(279,074)
Net amount	793,015	793,015

Additions	-	-
Disposals	-	-
Amortization	-	-
Discontinued operations (Note 37)	52,833	52,833
Net amount 12.31.12	845,848	845,848

At 12.31.12
Cost	1,146,241	1,146,241
Accumulated amortization	(300,393)	(300,393)
Net amount	845,848	845,848

Discontinued operations (Note 37)	(845,848)	(845,848)
Net amount 12.31.13	-	-

At 12.31.13
Cost	-	-
Accumulated amortization	-	-
Net amount	-	-

12.               Financial instruments

12.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2013
Assets
Trade receivables	803,095	-	-	803,095
Other receivables	481,519	-	239,988	721,507
Cash and cash equivalents				-
Cash and Banks	19,775	-	-	19,775
Checks to be deposited	62	-	-	62
Time deposits	3,749	-	-	3,749
Money market funds	-	219,887	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	-	14,256	-	14,256
Government bonds - AESEBA trust	-	99,523	-	99,523
Money market funds	-	102,655	-	102,655
Total	1,308,200	436,321	239,988	1,984,509

As of December 31, 2012
Assets
Trade receivables	891,425	-	-	891,425
Other receivables	113,500	-	208,744	322,244
Cash and cash equivalents
Cash and Banks	18,697	-	-	18,697
Checks to be deposited	976	-	-	976
Time deposits	481	-	-	481
Money market funds	-	50,954	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	-	3,415	-	3,415
Total	1,025,079	54,369	208,744	1,288,192

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
As of December 31, 2013
Liabilities
Trade and other payables	2,761,622	-	2,761,622	1,032,377	3,793,999
Borrowings	1,350,532	-	1,350,532	-	1,350,532
Total	4,112,154	-	4,112,154	1,032,377	5,144,531

As of December 31, 2012
Liabilities
Trade and other payables	1,359,623	-	1,359,623	2,049,505	3,409,128
Borrowings	1,453,843	-	1,453,843	-	1,453,843
Total	2,813,466	-	2,813,466	2,049,505	4,862,971

Financial instruments categories have been determined based on IFRS 9. The financial liabilities at amortized cost include also the operating leases where the Company acts as lessee, which are to be measured in accordance with IAS 17.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2013
Interest income	250,994	36,074	287,068
Exchange differences	29,410	-	29,410
Bank fees and expenses	(10,313)	-	(10,313)
Changes in fair value of financial assets	-	16,097	16,097
Adjustment to present value	2,378	-	2,378
Other	-	58	58
Total	272,469	52,229	324,698

As of December 31, 2012
Interest income	45,858	29,647	75,505
Exchange differences	16,277	-	16,277
Bank fees and expenses	(511)	-	(511)
Gain from financial instruments at fair value	-	39,053	39,053
Total	61,624	68,700	130,324

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2013
Interest expense	(481,184)	-	(13,357)	(494,541)
Other financial results	(14,763)	-	-	(14,763)
Exchange differences	(395,169)	-	-	(395,169)
Net gain from the repurchase of Corporate Notes	88,879	-	-	88,879
Total	(802,237)	-	(13,357)	(815,594)

As of December 31, 2012
Interest expense	(213,545)	-	(11,920)	(225,465)
Exchange differences	(209,156)	-	-	(209,156)
Adjustment to present value	(2,196)	-	-	(2,196)
Other financial results	(12,084)	-	-	(12,084)
Total	(436,981)	-	(11,920)	(448,901)

12.2           Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.13	12.31.12
Customers with no external credit rating (1):
Group 1 (i)	338,982	575,737
Group 2 (ii)	217,722	211,190
Group 3 (iii)	88,025	54,091
Group 4 (iv)	158,366	50,407
Total trade receivables	803,095	891,425

(1) Balances do not include the allowance for the impairment of trade receivables

(i) Relates to customers with debt to become due.
(ii) Relates to customers with up to 3 months past due debt.
(iii) Relates to customers with 3 to 12 months past due debt.
(iv) Relates to customers with more than 12 months past due debt.

As of December 31, 2013, the maximum exposure to credit risk is the carrying amount of these financial assets.

13.               Other receivables

	12.31.13	12.31.12
Non-current:
Prepaid expenses	1,020	1,260
Receivable from CMM	-	45,530
Receivable from minimum presumed income	127,386	96,688
Tax credits	1,107	11,697
Financial receivable	60,994	12,993
Receivable with EDEN S.A. class “C” shareholders	-	17,263
Related parties	7,279	8,352
Other	1,609	1,235
Total Non-current	199,395	195,018

Current:
Prepaid expenses	2,751	1,893
Receivable from CMM (Note 2.c.III) (1) (2)	362,721	-
Value added tax	81,214	-
Advances to suppliers	21,790	47,410
Advances to personnel	4,718	3,666
Security deposits	1,980	1,074
Receivables from activities other than the main activity	52,238	27,521
Financial receivable	2,925	2,516
Receivable with FOCEDE (Note 2.c.V)	-	3,789
Note receivable with EDESUR	-	3,529
Judicial deposits	1,786	4,216
Related parties	1,186	43,940
Allowance for the impairment of other receivables	(20,412)	(16,011)
Other	9,215	3,683
Total Current	522,112	127,226

(1)     Includes estimated interest for $ 750.3 million (income) and $ 552.8 million (expense) relating to the CMM and the PUREE, respectively.

(2)     At December 31, 2013, net of the commercial debt with CAMMESA for 1.1 billion and the PUREE-related debt for $ 1.6 billion, which were offset as established in SE Resolution 250/13 and SE Note 6852/13 (Note 2.C.III).

The carrying amount of the Company’s other financial receivables approximates their fair value.

The aging analysis of other receivables is as follows:

	12.31.13	12.31.12
Past due	13,200	27,881
Up to 3 months	33,238	14,411
From 3 to 6 months	90,776	32,094
From 6 to 9 months	378,251	-
From 9 to 12 months	6,647	52,840
More than 12 months	199,395	195,018
Total other receivables	721,507	322,244

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.13	12.31.12
Balance at beginning of year	16,011	12,253
Increase	5,146	4,095
Uses	(745)	(337)
Balance at end of year	20,412	16,011

At the consolidated statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.13	12.31.12
Argentine pesos	715,190	257,458
US dollars	5,943	64,514
Euros	374	272
Total other receivables	721,507	322,244

14.               Trade receivables

	12.31.13	12.31.12
Non-current:
Bonds for the cancellation of debts of the Province of Bs. As.	-	2,042
Total Non-current	-	2,042

Current:
Sales of electricity - Billed (1)	542,324	564,338
Sales of electricity – Unbilled	236,761	325,623
Framework Agreement	56,928	25,438
National Fund of Electricity	5,290	2,984
Bonds for the cancellation of debts of the Province of Bs. As.	1,701	4,095
Specific fee payable for the expansion of the network,transportation and others	10,536	9,933
Receivables in litigation	22,740	20,237
Allowance for the impairment of trade receivables	(73,185)	(63,265)
Total Current	803,095	889,383

(1)                  Net of Stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The aging analysis of these trade receivables is as follows:

	12.31.13	12.31.12
Past due	464,113	315,688
Up to 3 months	338,982	573,396
From 3 to 6 months	-	299
More than 6 months	-	2,042
Total trade receivables	803,095	891,425

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.13	12.31.12
Balance at beginning of year	63,265	57,618
Increase	32,871	13,054
Uses	(410)	(8,778)
Discontinued operations (Note 37)	(22,541)	1,371
Balance at end of year	73,185	63,265

As of December 31, 2013, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.13	12.31.12
Argentine pesos	803,095	891,425
	803,095	891,425

15.                Financial assets at fair value through profit or loss

	12.31.2013	12.31.2012
Government bonds	14,256	3,415
Government bonds - AESEBA trust	99,523	-
Money market funds	102,655	-
	216,434	3,415

16.               Inventories

	12.31.13	12.31.12
Current:
Supplies and spare-parts	83,853	85,002
Total inventories	83,853	85,002

17.                Cash and cash equivalents

	12.31.13	12.31.12	12.31.11
Cash and banks	19,837	19,673	23,095
Time deposits	3,749	481	48,511
Money market funds	219,887	50,954	58,903
Total cash and cash equivalent	243,473	71,108	130,509

18.               Assets under construction

	Construction works with the Company´s own funds	Construction works with PUREE funds	Construction works with OCEBA funds	Construction works with FREBA funds	Total
At January 1, 2012	36,185	4,996	4,323	-	45,504
Additions	53,243	10,711	1,726	50,234	115,914
Transfers	(26,747)	(2,008)	(1,977)	(46,220)	(76,952)
At December 31, 2012	62,681	13,699	4,072	4,014	84,466
Discontinued operations (Nota 37)	(62,681)	(13,699)	(4,072)	(4,014)	(84,466)
At December 31, 2013	-	-	-	-	-

19.               Share capital and additional paid-in capital

	Number of shares (1)	Share capital (2)	Additional paid-in capital	Total
At January 1, 2012	906,455,100	1,902,944	21,769	1,924,713
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012	-	(588,426)	(18,317)	(606,743)
At December 31, 2012	906,455,100	1,314,518	3,452	1,317,970
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	-	(498,708)	(3,452)	(502,160)
Reversal of the absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	-	498,708	3,452	502,160
At December 31, 2013	906,455,100	1,314,518	3,452	1,317,970

(1)   Includes 9,412,500 treasury shares at December 31, 2013 and 2012, respectively.

(2)   Includes the nominal value of capital and treasury stock and the adjustment for inflation of both concepts.

At December 31, 2012, the Company’s share capital amounted to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 25, 2013, the Shareholders’ Meeting approved the annual separate and consolidated Financial Statements as of December 31, 2012 and resolved to reduce capital stock, due to the fact that the Company had become subject to compliance with the mandatory capital stock reduction established in section 206 of the Argentine Business Organizations Law since losses consumed the totality of the reserves and 50% of capital stock. The approved reduction implies the decrease of the number of shares while maintaining shareholding proportions.  On May 22, 2013, the Company filed the documentation with the National Securities Commission for its approval and subsequent registration.

With regard to the capital reduction mentioned in the preceding paragraph, the Company Extraordinary Shareholders’ Meeting held on December 20, 2013, as a consequence of the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, approved the reversal of the mandatory capital stock reduction due to the fact that the causes that had led to the adoption of such decision have disappeared. Furthermore, the effects of those regulations allowed the Company to overcome the situation concerning the grounds for corporate dissolution due to loss of capital stock to which it had been exposed at March 31, 2013.

Therefore, at December 31, 2013, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, on August 5, 2009 the Securities and Exchange Commission (“SEC”) of the United States of America authorized the Company to trade American Depositary Shares (“ADSs”), each representing 20 common shares of the Company. As from October 9, 2009 the Company’s ADSs are traded in the New York Stock Exchange (“NYSE”).

The trading of ADSs in the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.4 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these consolidated financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On March 3, 2011, the Company held the General Annual Meeting which resolved by majority of votes to extend for 3 years the term for holding the treasury shares acquired within the framework of section 68 of Law No. 17,811 (text consolidated by Decree No. 677/01). All the shares issued have been fully paid-in.

The Company’s Employee Stock Ownership Program

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at the Company’s ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. At the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund.  In several of these claims, the plaintiffs have obtained attachment orders or prohibitory injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No provision has been recorded in these consolidated financial statements in connection with the legal actions brought against the Company as the Company management believes that EDENOR S.A. is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. At December 31, 2013 and 2012, 1,757,344 and 1,952,604 Class C shares, representing 0.22% of the Company’s share capital in each case are outstanding.

20.              Allocation of profits

Restrictions on the distribution of dividends

                    i.          In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 27, 2012 resolved that the loss for the year ended December 31, 2011 be absorbed by the Retained Earnings account.

                  ii.          In accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate.

                iii.          Additionally, as indicated in Note 2, and in accordance with the Adjustment Agreement entered into between Edenor S.A. and the Federal Government, there are certain restrictions on the distribution of dividends by the Company and the ENRE’s approval for any distribution is necessary.

                iv.           In accordance with the provisions of Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of the share capital. No charge has been recorded for this concept in the year being reported.

                  v.           Recording of legal reserve for up to the amount absorbed, as resolved by the General Annual Meeting held on April 27, 2012.

21.               Trade payables

	12.31.13	12.31.12
Non-current:
Customer deposits	54,524	57,785
Customer contributions	113,778	95,723
Funding contributions - substations	51,700	-
Suppliers	794	1,805
Total Non-current	220,796	155,313

Current:
Payables for purchase of electricity - CAMMESA (1)	1,500,609	421,398
Provision for unbilled electricity purchases - CAMMESA	280,935	259,762
Suppliers	480,656	349,633
Related parties	-	14,257
Customer contributions	176,800	68,237
Funding contributions - substations	12,352	53,286
Other	29,956	42,083
Total Current	2,481,308	1,208,656

(1)   As of December 31, 2013, net of $ 1,152.3 million, offset in accordance with SE Resolution 250/13 and SE Note 6852/13 (Note 2.C.III.).

The fair values of non-current customer contributions at December 31, 2013 and 2012 amount to $ 98.7 million and $ 83.7 million, respectively.

The carrying amount of the rest of the Company’s financial liabilities included in trade payables approximates their fair value.

22.              Other payables

	12.31.13	12.31.12
Non-current:
ENRE penalties and discounts	836,115	617,011
Program for the rational use of electric power (1)	108,603	1,277,761
Total Non-current	944,718	1,894,772

Current:
ENRE penalties and discounts	87,658	45,031
Program for the rational use of electric power (Res. MIVSPBA No. 252/07)	-	74,693
Advance payments received for sale agreements of related parties	-	7,377
Related parties	2,028	2,382
Liability with FOCEDE (Note 2.c.V)	4,237	3,789
Liability with FOTAE (Note 41)	48,960	-
Dividends payable to class "C" shareholders	-	7,509
Other	4,294	9,606
Total Current	147,177	150,387

(1)   As of December 31, 2013, net of $ 1.6 billion, offset in accordance with SE Resolution 250/13 and SE Note 6852/13 (Note 2.C.III.).

The carrying amount of the Company’s other financial payables approximates their fair value.

23.              Deferred revenue

	12.31.13	12.31.12
Non-current
Related to IFRIC 12	-	230,061
Nonrefundable customer contributions	33,666	34,366
Total Non-current	33,666	264,427

24.              Borrowings

	12.31.13	12.31.12
Non-current:
Financial loans	-	5,424
Corporate notes (1)	1,309,949	1,345,276
Total non-current	1,309,949	1,350,700

Current:
Financial loans	430	31,371
Interest	40,153	35,107
Corporate notes	-	11,665
Bank overdrafts	-	25,000
Total current	40,583	103,143

(1)     Net of issuance expenses and debt repurchase.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.13	12.31.12
Fixed rate
Less than 1 year	40,583	61,028
From 1 to 2 years	-	424
More than 4 years	1,309,949	1,345,276
	1,350,532	1,406,728
Floating rate
Less than 1 year	-	42,115
From 1 to 2 years	-	5,000
	-	47,115
	1,350,532	1,453,843

The carrying amounts of the Company’s current borrowings and non-current financial loans approximate their fair values.

As of December 31, 2013 and 2012, the fair values of the Company’s non-current borrowings (Corporate Notes) amount to $ 924.1 million and $ 588.3 million, respectively. Such values were calculated on the basis of the market price of the Company’s corporate notes at the end of each year.

The Company’s borrowings are denominated in the following currencies:

	12.31.13	12.31.12
Argentine pesos	430	72,294
US dollars	1,350,102	1,381,549
	1,350,532	1,453,843

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 01.01.2012	1,248,907
Principal borrowed	751
Principal repaid	(36,480)
Interest paid	(128,893)
Exchange difference and interest accrued	308,930
Discontinued operations (Note 37)	60,628
Balance at 12.31.2012	1,453,843
Discontinued operations (Note 37)	(60,629)
Principal repaid	(25,535)
Interest paid	(176,976)
Repurchase of Corporate Notes - Trust AESEBA	(165,085)
Repurchase of Corporate Notes for collection of related companies	(52,840)
Gain from the repurchase of Corporate Notes	(176,104)
Exchange difference and interest accrued	553,858
Balance at 12.31.2013	1,350,532

THE COMPANY’S BORROWINGS

   Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-13	Debt repurchase (2)	Debt structure at 12-31-13	At 12-31-13
Fixed Rate Par Note	7	10.50	2017	24.76	(10.00)	14.76	96.25
Fixed Rate Par Note (1)	9	9.75	2022	247.43	(61.31)	186.12	1,213.70
Total				272.19	(71.31)	200.88	1,309.95

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01-01-12	Debt repurchase (2)	Debt structure at 12-31-12	At 12-31-12
Fixed Rate Par Note	7	10.50	2017	24.76	-	24.76	121.77
Fixed Rate Par Note (1)	9	9.75	2022	247.43	-	247.43	1,223.51
Total				272.19	-	272.19	1,345.28

(1)      Net of issuance expenses.

(2)     Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies.

Debt issued in Argentine pesos

Obligaciones Negociables	Debt structure (Million of $)
	Class	Rate	Year of maturity	At 12-31-13
Floating Rate Par Note	8	BADLAR+6,75	2013	-
Total				-

Corporate Notes	Debt structure (Million of $)
	Class	Rate	Year of maturity	At 12-31-12
Floating Rate Par Note	8	BADLAR+6,75	2013	11.66
Total				11.66

The main covenants are the following:

                                 i.            Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adjusted if:

-The Company’s long-term debt rating is raised to Investment Grade or its Level of Indebtedness is equal to or lower than 2.5.

- If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these consolidated Financial Statements, the previously mentioned ratios have been complied with.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

25.               Salaries and social security taxes payable

a.      Salaries and social security taxes payable

	12.31.13	12.31.12
Non-current:
Early retirements payable	1,164	1,983
Seniority-based bonus	24,795	15,477
Total non-current	25,959	17,460

Current:
Salaries payable and provisions	383,096	326,903
Social security taxes payable	35,832	53,018
Early retirements payable	1,929	3,721
Total current	420,857	383,642

b.      Salaries and social security taxes expenses

	12.31.13	12.31.12
Salaries	892,679	663,434
Social security taxes	227,276	220,352
Discontinued operations (Note 37)	-	(189,791)
Total salaries and social security taxes	1,119,955	693,995

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which at December 31, 2013 and 2012 amount to $ 1.9 million and $ 3.7 million (current) and $ 1.2 million and $ 2 million (non-current), respectively.

As of December 31, 2013 and 2012, the provisions for the seniority-based bonus granted to employees amounted to $ 24.8 million and $ 15.5 million, respectively.

As of December 31, 2013 and 2012, the number of employees amounts to 3,563 and 2,966, respectively.

26.              Benefit plans

A bonus is granted to all those employees who have the necessary years of service and made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.13	12.31.12
Non-current	102,691	97,436
Current	-	14,968
Total Benefit plans	102,691	112,404

The detail of the benefit plan obligations at December 31, 2013 and 2012 is as follows:

	12.31.13	12.31.12
Benefit payment obligations at beginning of year (1)	112,404	94,830
Current service cost	3,678	3,568
Interest cost	18,862	16,796
Actuarial losses	20,951	(7,937)
Benefits paid to participating employees	(7,904)	(3,989)
Discontinued operations (Note 37)	(45,300)	9,136
Benefit payment obligations at year end	102,691	112,404

As of December 31, 2013 and 2012, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the consolidated statement of comprehensive income (loss) is as follows:

	12.31.13	12.31.12
Cost	3,678	3,568
Interest	18,862	16,796
Discontinued operations (Note 37)	-	10,662
Actuarial results - Other comprehensive loss	20,951	(7,937)
Actuarial results - Other comprehensive loss from discontinued operations (Nota 37)	-	6,011
	43,491	29,100

The main actuarial assumptions used by the Company were the following:

	12.31.13	12.31.12
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	25%	29%

The annual 6% real discount rate is reasonable considering the market rates for Argentine government bonds at December 31, 2010. The IRR of Argentine government bonds has been significantly influenced, since mid-2011, by the global macroeconomic context, and the probability of default thereon is assumed to be higher than the credit risk of large corporations. Subsequently, the rates increased due to a significant increase of the risk of default, unrelated to the risk of well-established firms whose risk of default on their obligations has not changed in such proportion.

The following information shows the effect of a 1% variation in the discount rate for the projection at December 31, 2013:

	Changes in premises	Increase in premises	Decrease in premises
Discount rate	1%	6.30%	7.24%
Salary growth rate	1%	6.83%	6.05%

Payments expected benefits are:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
At December 31, 2013
Benefit payment obligations	3,490	2,398	3,933	5,117	80,899

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of Edenor S.A. active personnel.

In order to determine the mortality of Edenor active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2013.

These benefits do not apply to key management personnel.

27.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these Consolidated Financial Statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2012, except for the following:

As a consequence of the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, as of December 31, 2013 the Company generated taxable profit. Therefore, and in accordance with IFRS, the Company recognized in the accounting tax losses carryforward from prior years for an amount of $ 406.8 million, which have been applied to assess the tax expense for the period.

The analysis of deferred tax assets and liabilities is as follows:

	12.31.13	12.31.12
Deferred tax assets:
Deferred tax assets to be recovered in more than 12 months	339,113	373,351
	339,113	373,351
Deferred tax liabilities:
Deferred tax liabilities to be recovered in more than 12 months	(412,540)	(603,762)
	(412,540)	(603,762)
Net deferred tax liabilities	(73,427)	(230,411)

The amounts of deferred tax assets and liabilities considered as of December 31, 2013 and 2012, respectively, are detailed below:

Balance at January 1, 2012	(348,749)
Charged to the statement of comprehensive loss	119,984
Charged to other comprehensive loss	(1,646)
Balance at December 31, 2012	(230,411)
Charged to the statement of comprehensive income	44,116
Charged to other comprehensive income	7,333
Discontinued operations (Note 37)	105,535
Balance at December 31, 2013	(73,427)

Deferred tax liabilities:	Total	Property, plant and equipment and Other	Borrowings	Assets of disposal group classified as held for sale
Balance at January 1, 2012	(629,006)	(510,508)	(15,246)	(103,252)
Charged to the statement of comprehensive loss	25,244	9,785	1,629	13,830
Balance at December 31, 2012	(603,762)	(500,723)	(13,617)	(89,422)
Charged to the statement of comprehensive income	87,121	100,539	1,261	(14,679)
Discontinued operations (Note 37)	104,101	-	-	104,101
Balance at December 31, 2013	(412,540)	(400,184)	(12,356)	-

Deferred tax assets:	Total	Other payables and tax liabilities	Other receivables and Trade receivables	Salaries, social security taxes payable and benefit plans	Provisions and other	Tax losses carryforward
Balance at January 1, 2012	280,257	137,715	32,012	13,704	96,826	-
Business combinations	-	-	-	-	-	-
Charged to the statement of comprehensive loss	94,740	45,149	8,806	39,753	1,032	-
Charged to other comprehensive loss	(1,646)	-	-	(1,646)	-	-
Balance at December 31, 2011	373,351	182,864	40,818	51,811	97,858	-
Charged to the statement of comprehensive loss	(43,005)	56,827	(14,574)	(18,885)	(66,373)	-
Charged to other comprehensive loss	7,333	-	-	7,333	-	-
Discontinued operations (Note 37)	1,434	-	-	-	1,434	-
Balance at December 31, 2012	339,113	239,691	26,244	40,259	32,919	-

The detail of the income tax expense is disclosed below:

	12.31.13	12.31.12
Deferred tax	(149,651)	(99,779)
Income tax	(149,651)	(99,779)

	12.31.13	12.31.12
Loss before income tax	823,751	(1,147,020)
Discontinued operations (Note 37)	-	56,192
Subtotal	823,751	(1,090,828)
Applicable tax rate	35%	35%
Gain (Loss) Profit at the tax rate	288,313	(381,790)
Tax effects of:
Permanent diferences	(52,120)	4,348
Previously unrecognized losses carryforward	(385,844)	262,059
Difference between provision and tax return	-	15,604
Income tax - Continuing operations	(44,116)	(116,717)
Income tax - Discontinued operations	(105,535)	16,938

Tax losses carryforward in effect (not recognized) at December 31, 2013 are as follow:

Tax loss carryforward	Amount	Rate 35%	Year of expiration
Generated in fiscal year 2009	12,088	4,231	2014
Generated in fiscal year 2010	20,837	7,293	2015
Generated in fiscal year 2011	-	-	2016
Generated in fiscal year 2012	129,928	45,475	2017
Generated in fiscal year 2013	-	-	2018
Total tax loss carryfoward al December 31, 2013	162,853	56,999

Additionally, at December 31, 2013, the minimum presumed income tax receivable of $ 127.4 million has been disclosed in the Other non-current receivables account (Note 13).

The detail of the aforementioned receivable is as follows:

Minimum presumed income tax receivable	Amount	Year of expiration
Generated in fiscal year 2010	17,330	2020
Generated in fiscal year 2011	32,848	2021
Generated in fiscal year 2012	32,105	2022
Generated in fiscal year 2013	45,102	2023
	127,385

28.              Tax liabilities

	12.31.13	12.31.12
Non-current:
Tax regularization plan	4,406	9,971
Total Non-current	4,406	9,971

Current:
Income tax provision net of the minimum presumed income tax credit	-	4,525
Tax on minimum presumed income payable	24,876	70,487
Provincial, municipal and federal contributions and taxes	53,620	88,720
VAT payable	-	21,204
Tax withholdings	25,761	15,749
SUSS (Social Security System) withholdings	1,582	665
Municipal taxes	36,170	40,462
Tax regularization plan	40,460	2,825
Tax-related interest payable	-	8,937
Total Current	182,469	253,574

29.              Leases

•         As lessee

The features that these lease contracts have in common are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2013 and 2012, future minimum lease payments with respect to operating leases are as follow:

	12.31.13	12.31.12
2013	-	16,653
2014	21,046	17,006
2015	10,998	9,657
2016	4,943	4,943
2017	4,752	4,753
2018	147	147
2019	147	-
Total future minimum lease payments	42,033	53,159

Total rental expenses for all operating leases for the years ended December 31, 2013 and 2012 are as follow:

	12.31.13	12.31.12
Total lease expenses	19,786	14,687

•         As lessor

The Company has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these lease contracts include automatic renewal clauses.

As of December 31, 2013 and 2012, future minimum lease collections with respect to operating leases are as follow:

	12.31.13	12.31.12
2013	-	42,817
2014	51,620	3,299
2015	48,023	146
2016	28	-
2017	-	-
2018	-	-
2019	-	-
Total future minimum lease collections	99,671	46,262

Total rental income for all operating leases for the years ended December 31, 2013 and 2012 is as follows:

	12.31.13	12.31.12
Total lease income	41,538	34,762

30.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
Balances at beginning of year 01.01.12	66,144	10,344
Increases	13,366	11,414
Decreases	-	(12,050)
Discontinued operations (Note 37)	509	785
Balances at end of year 12.31.12	80,019	10,493
Increases	14,638	21,395
Decreases	(8,240)	(17,059)
Discontinued operations (Note 37)	(3,296)	(4,162)
Balances at end of year 12.31.13	83,121	10,667

31.               Revenue from sales

	12.31.13	12.31.12
Sales of electricity (1)	3,393,759	2,936,661
Right of use on poles	41,538	34,762
Connection charges	4,218	3,275
Reconnection charges	1,176	1,484
	3,440,691	2,976,182

(1)   Includes revenue from the application of Resolution 347/12 for $ 491.5 million and $ 54.4 million for the years ended December 31, 2013 and 2012, respectively.

32.              Expenses by nature

The detail of expenses by nature is as follows:

	12.31.13
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	790,667	179,355	149,933	1,119,955
Pension plan	14,748	3,728	4,064	22,540
Communications expenses	7,714	32,629	1,805	42,148
Allowance for the impairment of trade and other receivables	-	38,017	-	38,017
Supplies consumption	121,918	-	7,735	129,653
Rent and insurance	6,063	-	21,867	27,930
Security services	17,967	553	10,390	28,910
Fees and remuneration for services	665,136	198,458	103,421	967,015
Public relations and marketing	-	-	4,460	4,460
Advertising and sponsorship	-	-	2,298	2,298
Reimbursements to personnel	1,024	179	1,036	2,239
Depreciation of property, plant and equipment	194,815	9,105	8,228	212,148
Directors and Supervisory Committee members’ fees	-	-	2,507	2,507
ENRE penalties	234,803	52,700	-	287,503
Taxes and charges	-	33,435	5,460	38,895
Other	430	97	1,564	2,091
Total at 12.31.2013	2,055,285	548,256	324,768	2,928,309

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2013 for $ 124.2 million.

	12.31.12
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	454,090	114,771	125,134	693,995
Pension plans	13,324	3,368	3,672	20,364
Communications expenses	7,549	20,493	1,703	29,745
Allowance for the impairment of trade and other receivables	-	17,149	-	17,149
Supplies consumption	85,144	-	6,510	91,654
Rent and insurance	3,937	-	17,208	21,145
Security services	11,826	680	4,256	16,762
Fees and remuneration for services	478,448	154,047	74,540	707,035
Public relations and marketing	-	-	3,419	3,419
Advertising and sponsorship	-	-	1,761	1,761
Reimbursements to personnel	1,003	197	794	1,994
Depreciation of property, plant and equipment	182,137	7,165	3,252	192,554
Directors and Supervisory Committee members’ fees	-	-	2,543	2,543
ENRE penalties	106,557	10,386	-	116,943
Taxes and charges	-	24,618	3,516	28,134
Other	101	64	1,087	1,252
Total at 12.31.2012	1,344,116	352,938	249,395	1,946,449

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2012 for $ 107.5 million.

33.              Other income / (expense)

	12.31.12	12.31.11
Other operating income
Services provided to third parties	21,700	15,865
Commissions on municipal taxes collection	8,638	6,650
Other net income with Related Companies	3,857	2,790
Recovery of trade receivables	4,318	-
Recovery of tax credits	-	5,112
Advance payments received for subsidiaries sale agreements	8,868	-
Others	14,199	1,846
Total other operating income	61,580	32,263

Other operating expense
Net expense from technical services	(15,541)	(10,597)
Cost for services provided to third parties	(9,035)	(13,688)
Voluntary Retirements - Bonuses	(15,876)	(10,126)
Severance paid	(4,924)	(4,819)
Impairment of other receivables (Note 37)	-	(37,266)
Provision for contingencies	(36,033)	(24,780)
Disposals of property, plant and equipment	(1,230)	(1,849)
Disposals of intangible assets	-	-
Transaction costs	(55,548)	(47,086)
Others	(4,590)	-
Total other operating expense	(142,777)	(150,211)

34.              Net financial expense

	12.31.13	12.31.12
Financial income
Late payment charges	45,383	25,723
Financial interest (1) (2)	241,685	49,782
Total financial income	287,068	75,505

Financial expenses
Financial interest (3)	(155,388)	(150,130)
Tax-related interest	(13,357)	(10,834)
Commercial interest	(325,796)	(64,501)
Bank fees and expenses	(10,313)	(511)
Total financial expenses	(504,854)	(225,976)

Other financial expense
Exchange differences	(365,759)	(192,879)
Adjustment to present value	2,378	(2,196)
Changes in fair value of financial assets	16,097	39,053
exchange differences	88,879	-
Other financial expense	(14,705)	(12,084)
Total other financial expense	(273,110)	(168,106)
Total net financial expense	(490,896)	(318,577)

(1)        Includes interest on cash equivalents at December 31, 2013 and 2012 for $ 2.9 million and $ 32.6 million, respectively.

(2)        Includes net interest for 197.5 million relating to the CMM and the PUREE (Note 2.C.III).

(3)        Net of interest capitalized at December 31, 2013 and 2012 for $ 24.5 million and $ 25.4 million, respectively.

35.               Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding at December 31, 2013 and 2012, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.13		12.31.12	31.12.2011
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Profit (Loss) for the period attributable to the owners of the parent	867,867	(96,128)	(1,030,303)	13,833
Weighted average number of common shares outstanding	864,152	864,152	897,043	897,043
Basic and dilute earnings (loss) per share – in pesos	1.00	(0.11)	(1.15)	0.02

36.              Related-party transactions

•            The following transactions were carried out with related parties:

a.               Income

EDENOR
Company	Description	12.31.13	12.31.12

CYCSA	Other income	3,857	2,790
PESA	Interest	11,606	5,572
		15,463	8,362

b. Expense

EDENOR
Company	Description	12.31.13	12.31.12

EASA	Technical advisory services on financial matters	(13,599)	(11,325)
SACME	Operation and oversight of the electric power transmission system	(14,745)	(10,883)
Salaverri, Dellatorre, Burgio y Wetzler Malbrán	Legal fees	(1,069)	(685)
PYSSA	Financial and granting of loan services to customers	(95)	(74)
		(29,508)	(22,967)

•            The balances with related parties are as follow:

c.               Receivables and payables

EDENOR
Company	12.31.13	12.31.12

Other receivables
SACME	7,935	9,007
PESA	-	43,285
CYCSA	530	-
	8,465	52,292

EDENOR
Company	12.31.13	12.31.12

Other payables
SACME	(2,027)	(2,375)
EASA	(1)	-
PESA	-	(7)
	(2,028)	(2,382)

EDEN
Company	12.31.13	12.31.12

Trade payables
POWERCO	-	(873)
EASA	-	(11,178)
CTG	-	(488)
CPB	-	(1,718)
	-	(14,257)

d.              Key management personnel’s remuneration

	12.31.13	12.31.12
Salaries	33,898	32,648
	33,898	32,648

Other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

The main agreements entered into with related parties are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA were granted the license to render telecommunications services, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

(b)   Agreement with Préstamos y Servicios S.A.

The agreement grants Préstamos y Servicios S.A. (PYSSA) the exclusive right to conduct its direct and marketing services through the use of the Company’s mailing services. The agreement established that its term was subject to the authorization of the National Regulatory Authority for the Distribution of Electricity, which approved this through ENRE Resolution No. 381/07.

The activities related to the aforementioned agreement have been temporarily suspended in the Company’s offices.

(c)   Agreement with Electricidad Argentina S.A.

The agreement stipulates the provision to the Company of technical advisory services on financial matters as from September 19, 2005 for a term of five years, which has been extended for another 5 years until 2015. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

37.               Assets and liabilities of disposal group classified as held for sale and discontinued operations

Sale of EMDERSA/EDELAR

On September 17, 2013, the Company Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by the Company in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which the Company has with EMDERSA and EDELAR. On October 4, 2013, the Company received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to $ 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 the Company was notified of ENRE Resolution 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was closed on October 30, 2013 together with the holding of the Ordinary Shareholders’ Meeting that appointed new authorities and approved the actions taken by the outgoing Directors and Supervisory Committee members.

Sale of AESEBA/EDEN’s assets

In February 2013 the Company received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, the Company Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately USD 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $ 334.3 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and the Company.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, the Company received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

As of the date of these consolidated Financial Statements, the Trust has purchased USD 10 million and USD 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively.

In this manner, the Company divested the AESEBA segment, which resulted in a loss of $ 96.5 million, included within the (loss) profit from discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company as long as such transaction takes place. At December 31, 2013, and due to the repurchases of the Company’s own debt made by the Trust, the Company recorded a gain of $ 71.7 million included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

EGSSA SALE

On October 11, 2011, the Company Board of Directors approved the offer received from its controlling shareholder Pampa Energía S.A. (PESA), for the acquisition through a conditioned purchase and sale transaction of 78.44% of the shares and votes of an investment company to be organized, which will be the holder of 99.99% of the shares and votes of EMDERSA Generación Salta S.A. (“EGSSA”) together with 0.01% of EGSSA’s capital stock held by the Company.

The total and final agreed-upon price for this transaction amounts to USD 10.85 million to be paid in two payments, the first of them for an amount of USD 2.2 million was made on October 31, 2011 as partial payment of the price, and the remaining balance, i.e. an amount of USD 8.7 million was paid on October 4, 2013 by an equivalent of $ 53.3 million as principal and interest.

The aforementioned payment was made in cash for $ 0.5 million and through the delivery of the Company’s Class 9 Corporate Notes due 2022 for a nominal value of USD 10 million.

Classification of assets and liabilities of disposal groups classified as held for sale:

In the framework of that described under “The Company’s economic and financial situation” in Note 1, the Company Management has decided to divest and subsequently sell the companies comprising EMDERSA, classifying them as Assets available for sale and associated liabilities, discontinuing their activities at December 31, 2011.

The indicated Assets and Liabilities are part of the EMDERSA business segment and have been valued at realizable value, which is lower than their equity value.

The respective charges to profit or loss have been included in the (loss) profit from discontinued operations line item in the Company’s Consolidated Statement of Comprehensive  (Loss).

In order to determine the realizable value, the Company used the values of the offers received for EDELAR and EGSSA and the acquisition values of the other companies.

The main types of assets and liabilities of the disposal group held for sale are as follow:

	12.31.13	12.31.12
Property, plant and equipment and Intangible assets (*)	-	100,197
Inventories	-	1,148
Trade and other receivables	-	74,026
Deferred tax assets	-	36,873
Cash and cash equivalents	-	11,154
Total assets of disposal group classified as held for sale	-	223,398

Trade payables	-	126,335
Borrowings	-	4,623
Salaries and social security taxes payable	-	10,012
Tax liabilities	-	6,073
Other payables	-	914
Provisions	-	9,310
Total liabilities of disposal group classified as held for sale	-	157,267

(*) The breakdown of the account is as follows:
Property, plant and equipment and Intangible assets:	-	115,945
Impairment from valuation at net realizable value:	-	(15,748)
Total Property, plant and equipment and Intangible assets:	-	100,197

The financial statements related to discontinued operations are disclosed below:

a.                   Statements of comprehensive (loss) income

	12.31.13	12.31.12
Revenue from sales	399,619	1,175,391
Revenue from construction	9,028	117,615
Cost of sales	(164,241)	(523,026)
Cost of construction	(9,028)	(117,615)
Gross profit	235,378	652,365
Transmission and distribution expenses	(104,392)	(401,394)
Selling expenses	(56,439)	(135,072)
Administrative expenses	(36,855)	(94,140)
Other operating income	1,865	53,328
Other operating expense	(2,600)	(10,296)
Gain from interest in joint ventures	-	-
Operating profit	36,957	64,791

Financial income	14,803	10,522
Financial expenses	(28,576)	(66,500)
Other financial expense	(7,473)	(3,620)
Net financial expense	(21,246)	(59,598)
Profit before taxes	15,711	5,193

Income tax and tax on minimum presumed income	(7,136)	22,140
Profit after taxes	8,575	27,333

Loss on subsidiary sale	(185,959)	-
Loss (Gain) from assets made available for sale	(7,146)	(10,446)
Tax effect	89,422	-
Gain (loss) for the year	(95,108)	16,887

Gain (loss) for the year attributable to:
Owners of the parent	(96,128)	13,833
Non-controlling interests	1,020	3,054
	(95,108)	16,887

b.                   Statements of cash flows

	12.31.13	12.31.12
Net cash flows provided by operating activities	168,628	287,788
Net cash flows used in investing activities	(124,246)	(232,131)
Net cash flows provided by financing activities	25,388	136,786
NET INCREASE IN CASH AND CASH EQUIVALENTS	69,770	192,443

At December 31, 2012, the assets and liabilities of the disposal group classified as held for sale and discontinued operations were valued, in accordance with the terms of the aforementioned agreement, at net realizable value, which is lower than their book values.

The detail thereof is disclosed below:

a. Information on assets and liabilities
	12.31.13	12.31.12

Emdersa Holding's equity	-	56,107
Percentage interest held	0.00%	99.99%
Value on equity method:	-	56,101

Assets and liabilities of disposal group classified as held for sale at Net Realizable Value - EMDERSA:	-	41,518

Assets and liabilities of disposal group classified as held for sale at Net Realizable Value at beginning of year:	41,518
Addition for the year - Aeseba	480,949
Loss on Net Realizable Value Emdersa	(8,483)
Loss on Net Realizable Value Aeseba	(146,609)
Disposal for the year - Aeseba	(334,340)
Disposal for the year - Emdersa	(33,035)
Assets and liabilities of disposal group classified as held for sale at Net Realizable Value at end of period:	-

b. Information on the result of discontinued operations

Loss for the period on interest in Emdersa	(1,337)
Loss on measurement at Net Realizable Value Emdersa	(7,146)
Gain for the period from interest in Aeseba	8,517
Loss on measurement at Net Realizable Value Aeseba	(146,609)
Impairment of receivable with Aeseba	(39,350)
Income tax associated with discontinued operations	89,422
Intercompany eliminations	375
Loss from discontinued operations attributable to the owners	(96,128)
Non-controlling interest	1,020
Loss from discontinued operations	(95,108)

The aforementioned transactions did not generate results for the Company.

38.              Spin-off process – EMDERSA

The Extraordinary Shareholders’ Meeting of EMDERSA held on December 16, 2011, which was resumed on  January 13, 2012 after a recess, approved the corporate reorganization consisting of the spin-off of EMDERSA’s following assets, together with any other rights, assets, liabilities or contingencies related to such assets (the Spin-off): (a) the ownership of the shares held by EMDERSA in Empresa Distribuidora San Luis S.A. (EDESAL), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EDESAL’s business activity, for the setting up of a new company named EDESAL Holding S.A. (EDESALH); (b) the ownership of the shares held by EMDERSA in Empresa Distribuidora de Electricidad de Salta S.A. (EDESA), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EDESA’s business activity, for the setting up of a new company named EDESA Holding S.A. (EDESAH); and (c) the ownership of the shares held by EMDERSA in Empresa Generación Salta S.A. (EGSSA), together with all the rights and obligations relating to or arising from such shareholding, as well as any right, obligation or contingency related to EGSSA’s business activity, for the setting up of a new company named EGSSA Holding S.A. (EGSSAH).

The Spin-off has been approved by the National Securities Commission and registered with the Regulatory Agency of Corporations, together with the registration of the three new companies. On November 8, 2012, the new companies were authorized by the National Securities Commission to go public and obtained admission to the Buenos Aires Stock Exchange listing.

39.              Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring  and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes are retroactive to October 1, 2013.  As of the date of issuance of these Financial Statements, the administrative approval thereof by the Inspección General de Justicia (Argentine governmental regulatory agency of corporations) is in process.

40.              Ground for corporate dissolution due to loss of capital stock

As of March 31, 2013, the Company’s negative equity amounted to $ 92.25 million, thus rendering it subject to compliance with the provisions of Section 94, sub-section 5, of the Argentine Business Organizations Law No. 19,550, which provide for the dissolution of companies in the event of loss of capital stock. Thanks to the issuance of SE Resolution 250/13 and SE Note 6852/13 described in Note 2.c.III, the Company has overcome such situation.

41.               Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity tariff increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund Energy Secretariat Resolution 1/03, which will act as the link among CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

At December 31, 2012, the amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totals $ 45.8 million.  The adjusting entry of these funds has been recognized by the Company as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between the Company and the National Energy Secretariat and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), the Company is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution 1/03. The agreement stipulates that the Company will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts (220 KV) between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

In summary, at the date of these Consolidated Financial Statements:

1)       The Company, as agreed, has made contributions to CAMMESA for an amount of $ 45.8 million.

2)      Up to date, the Company has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works.

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were brought into service. The Company and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, as of December 31, 2013, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of $ 85.2 million, $ 48.9 million of which have not yet been contributed, a debt which is disclosed in Other payables account of Current Liabilities.

The Company is still awaiting the Energy Secretariat’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof. Based on such definitions, the Company will make the necessary adjustments to the recordings made up to now and described in this note.

42.              Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by the Company.

The financed amount of $ 54.4 million will be reimbursed by the Company in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2013, the Company received disbursements for $ 20 million which are recognized as Non-current trade payables – Customer contributions (Note 21).

At the completion of the works, the portion borne by the Federal Government will be recognized as Non-refundable customer contributions.

43.              Construction works - San Miguel and San Martín Transformer Centers

The Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

Negotiations are currently being held concerning the assignment to Edenor S.A. of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. At December 31, 2013, the Company continues to recognize liabilities for this concept in the deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

44.              Events after the reporting period

Development of the economic context in which the Company operates

Subsequent to the closing date of these financial statements, the economic context in which the Company operates has been affected by a devaluation of the Argentine peso of approximately 20 % since the date to which these Financial Statements refer, a situation which affects the Company’s results. In accordance with Company estimates, such impact results in a loss of approximately $ 284.1 million, generated almost entirely by the Company’s net US dollar passive exposure.

It is not currently possible to anticipate the future development of the Argentine economy or its impact on the Company’s economic and financial position, in addition to that disclosed in Note 1. The Company’s financial statements must be read in the light of these circumstances.

Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

With regard to Note 42 to these Financial Statements, on January 30, 2014 the Company collected installment number 1 for $ 19.8 million.

Trust - Repurchase of Corporate Notes

From January 1, 2014 until the date of issuance of these financial statements, the trust mentioned in Note 37 has repurchased at market prices “Class 9 fixed rate Corporate Notes” due in 2022 for a nominal value of USD 16.5 million.

45.               Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the financial statements, the delay in obtaining tariff increases and/or actual cost adjustments recognition and the continuous increase in operating expenses that are necessary to maintain the level of the service, significantly affected the economic and financial position of the Company and raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, March 7, 2014.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Management’s Report on Internal Control Over Financial Reporting

Edenor S.A.’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Edenor S.A. as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

· pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Edenor S.A.;

· provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Edenor S.A. are being made only in accordance with authorizations of Management and directors of Edenor S.A.; and

· provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Edenor S.A.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2013 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Edgardo Volosín	Leandro Montero
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

March 7, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 21, 2014